As filed with the Securities and Exchange Commission on November 2, 2005

Registration No. 333-122361

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 5

on

FORM S-3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

QUICKSILVER RESOURCES INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	75-2756163
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

777 West Rosedale Street, Suite 300

Fort Worth, Texas 76104

(817) 665-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Glenn Darden

777 West Rosedale Street, Suite 300

Fort Worth, Texas 76104

(817) 665-5000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code of Agent For Service)

With copies to:

John C. Cirone, Esq. Vice President, General Counsel and Secretary Quicksilver Resources Inc. 777 West Rosedale Street, Suite 300 Fort Worth, Texas 76104 (817) 665-5000	Mark E. Betzen, Esq. Jones Day 2727 North Harwood Street Dallas, Texas 75201 (214) 220-3939

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

$150,000,000

QUICKSILVER RESOURCES INC.

1.875% Convertible Subordinated Debentures Due 2024

and Shares of Common Stock

Issuable upon Conversion of the Debentures

On November 1, 2004, we issued $150,000,000 aggregate principal amount of our 1.875% Convertible Subordinated Debentures due 2024 in a private placement. The Debentures are convertible into shares of our common stock (4,908,127 shares based on the conversion price in effect as of June 16, 2005). Selling securityholders may use this prospectus to resell from time to time their Debentures and the shares of common stock issuable upon conversion of the Debentures. We will not receive any of the proceeds from any such sale by any selling securityholder.

The Debentures are our direct, unsecured subordinated obligations and rank junior in right of payment to all of our existing and future senior indebtedness. The Debentures bear interest at an annual rate of 1.875% payable on November 1 and May 1 of each year, beginning May 1, 2005. Beginning with the period commencing on November 8, 2011 and ending on April 30, 2012, and for each of the six-month periods thereafter commencing on May 1, 2012, we will pay contingent interest during the applicable interest period if the average trading price of the Debentures on the five trading days ending on the third trading day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the Debentures. The contingent interest payable per Debenture within any applicable interest period will equal an annual rate of 0.25% of the average trading price of a Debenture during the measuring period.

The Debentures will mature on November 1, 2024. We may redeem some or all of the Debentures for cash at any time on or after November 8, 2011 at a redemption price of 100% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest (and contingent interest, if any) to but excluding the redemption date. You may require us to repurchase all or a portion of your Debentures on November 1, 2011, 2014 or 2019, at a repurchase price equal to 100% of the principal amount of the Debentures to be repurchased, plus accrued and unpaid interest (and contingent interest, if any) to but excluding the repurchase date. You may also require us to repurchase all or a portion of your Debentures upon the occurrence of a change of control as described in this prospectus.

The Debentures are currently traded in the Private Offerings, Resales and Trading through Automated Linkages market commonly referred to as the PORTAL market. Shares of our common stock are traded on the New York Stock Exchange under the symbol “KWK.” The last reported sales price of our common stock on November 1, 2005 was $37.75 per share.

Investing in the Debentures involves risks. See “ Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus and the documents we incorporate by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in the prospectus and the documents we incorporate by reference is accurate as of any date other than the date on the front of this prospectus or the date on which any such incorporated document was filed with the Securities and Exchange Commission, as applicable.

The date of this prospectus is November 2, 2005

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public from the SEC’s website at www.sec.gov or from our website at www.qrinc.com. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C., located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us is also available at our website at www.qrinc.com. However, the information on our website is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information that is part of this prospectus or any prospectus supplement that speaks as of a later date than any other information that is part of this prospectus or any prospectus supplement updates or supersedes such other information. We incorporate by reference in this prospectus the documents listed below and any documents or portions thereof that we file with the SEC after November 2, 2005 under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that may be offered by this prospectus.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, including any amendments thereto;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005, including any amendments thereto;

•	Our Current Reports on Form 8-K filed on January 28, 2005, February 11, 2005, March 11, 2005, April 13, 2005, April 19, 2005, May 18, 2005, June 1, 2005, June 13, 2005, June 28, 2005, June 30, 2005, August 26, 2005, September 26, 2005, October 6, 2005 and October 24, 2005;

•	The description of our common stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A filed on October 11, 2001, including any amendments thereto; and

•	The description of our rights to purchase our Series A Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A filed on March 14, 2003, including any amendments thereto.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number:

        Diane Weaver

        Director of Investor Relations

        Quicksilver Resources Inc.

        777 West Rosedale Street, Suite 300

        Fort Worth, Texas 76104

        (817) 665-5000

The information related to us contained in this prospectus should be read together with the information contained in the documents we incorporate by reference. You should rely only on the information contained in this prospectus or a prospectus supplement or incorporated by reference. We have not authorized anyone to provide you with different or additional information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the prospectus or the prospectus supplement, as applicable.

FORWARD-LOOKING STATEMENTS

Some of the statements made and information contained in this prospectus and the documents we incorporate by reference, excluding historical information, are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Any of the following factors may impact the achievement of results:

•	changes in general economic conditions;

•	fluctuations in natural gas and crude oil prices;

•	failure or delays in achieving expected production from natural gas and crude oil exploration and development projects;

•	uncertainties inherent in estimates of natural gas and crude oil reserves and predicting natural gas and crude oil reservoir performance;

•	effects of hedging natural gas and crude oil prices;

•	competitive conditions in our industry;

•	actions taken by third-party operators, processors and transporters;

•	changes in the availability and cost of capital;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	the effects of existing and future laws and governmental regulations; and

•	the effects of existing or future litigation.

This list of factors is not exhaustive, and new factors may emerge or changes to these factors may occur that would impact our business. Additional information regarding these and other factors may be contained in our filings with the SEC, especially on Forms 10–K, 10–Q and 8–K. All such risk factors are difficult to predict, contain material uncertainties that may affect actual results and may be beyond our control.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in the Debentures or the shares of common stock issuable upon conversion of the Debentures. For a more complete understanding of our company and this offering, we encourage you to read this entire document, including “Risk Factors,” the financial and other information incorporated by reference and the other documents to which we have referred.

Unless otherwise indicated or required by the context, as used in this prospectus, the terms “we,” “our” and “us” refer to Quicksilver Resources Inc. and all of its subsidiaries that are consolidated under accounting principles generally accepted in the United States (“GAAP”). Our fiscal year ends on December 31 of each year. All information included in this prospectus has been adjusted to reflect the two-for-one stock split effected in the form of a stock dividend paid to stockholders of record in June 2004 and the three-for-two stock split effected in the form of a stock dividend paid to stockholders of record in June 2005.

Our Company

We are an independent oil and gas company engaged in the exploration, acquisition, development, production and sale of natural gas, crude oil and natural gas liquids primarily from unconventional reservoirs such as fractured shales, coal beds and tight sands. Our operations are located in Michigan, Indiana, Kentucky, Wyoming, Montana, Texas, and the Canadian province of Alberta. We conduct our Canadian operations through our wholly owned subsidiary MGV Energy Inc. (“MGV”).

At December 31, 2004, we had estimated proved reserves of approximately 968 billion cubic feet of natural gas equivalent (Bcfe), consisting of approximately 914 billion cubic feet of natural gas and NGLs and approximately 54 Bcfe of crude oil. At December 31, 2004, our estimated proved reserves were classified as 67% proved producing, 10% proved non-producing and 23% proved undeveloped. We believe that much of our future growth will be through exploration and development of our interests in our Canadian coal bed methane projects as well as our Barnett Shale properties in North Central Texas, which we tested and evaluated throughout 2004.

Our principal executive offices are located at 777 West Rosedale Street, Suite 300, Fort Worth, Texas 76104. Our telephone number is (817) 665-5000. We maintain a website at www.qrinc.com; however, the information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus and in the documents we incorporate by reference when making a decision as to whether or not to invest in the Debentures or the shares of common stock issuable upon conversion of the Debentures.

The Offering

Issuer	Quicksilver Resources Inc.

Securities Offered	$150,000,000 aggregate principal amount of 1.875% Convertible Subordinated Debentures due 2024 and the shares of common stock issuable upon conversion of the Debentures.

Maturity Date	The Debentures mature on November 1, 2024, unless earlier converted, redeemed or repurchased.

Interest	The Debentures bear interest at an annual rate of 1.875%. We will pay interest on the Debentures on November 1 and May 1 of each year, beginning May 1, 2005.

Contingent Interest

Beginning with the period commencing on November 8, 2011 and ending on April 30, 2012, and for each of the six-month periods thereafter commencing on May 1, 2012, we will pay contingent interest during the applicable interest period if the average trading price of the Debentures on the five trading days ending on the third trading day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the Debentures. The amount of contingent interest payable per $1,000 principal amount of Debentures during the applicable interest period will equal an annual rate of 0.25% of the average trading price of such $1,000 principal amount of Debentures during the applicable five trading day reference period, payable in arrears.

Ranking

The Debentures are direct, unsecured subordinated obligations and rank junior in right of payment to all of our existing and future senior indebtedness (including our existing senior secured revolving credit facilities and second lien mortgage notes). At June 30, 2005, our indebtedness totaled $456.5 million, which included $237.6 million of senior indebtedness. The Debentures are not guaranteed by any of our subsidiaries and, accordingly, the Debentures are effectively subordinated to the indebtedness of our subsidiaries, including trade creditors. At June 30, 2005, our subsidiaries had indebtedness of $159.6 million, excluding intercompany indebtedness. Neither we nor our subsidiaries are restricted under the indenture from incurring additional senior indebtedness or other additional indebtedness.

Conversion Rights	Holders may convert their Debentures at any time prior to stated maturity, at their option, only under the following circumstances:

•	during any fiscal quarter commencing after December 31, 2004 (and only during such fiscal quarter), if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading day-period ending on the last trading day of the preceding fiscal quarter was 120% or more of the then-current conversion price per share of common stock on that 30th trading day;

•	during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per Debenture (as defined under “Description of the Debentures—Conversion Rights”) for each day of such measurement period was less than 98% of the product of the closing price of our common stock and the applicable conversion rate for the Debentures (however, holders may not convert their Debentures in reliance on this provision after November 1, 2011 if, on any trading day during such measurement period, the closing price of our common stock was between the applicable conversion price of the Debentures and 120% of the applicable conversion price of the Debentures);

•	we have called your Debentures for redemption;

•	upon the occurrence of specified corporate transactions described under “Description of the Debentures—Conversion Rights”; or

•	in connection with a transaction or event constituting a change of control, as described under “Description of the Debentures—Conversion Rights.”

The initial conversion rate was 21.8139 shares of common stock per $1,000 principal amount of Debentures. This was equivalent to an initial conversion price of approximately $45.84 per share of common stock. Effective as of June 16, 2005, the conversion rate was adjusted to become 32.7209 shares of common stock per $1,000 principal amount of Debentures. This is equivalent to a conversion price of approximately $30.56 per share, subject to further adjustment as set forth in “Description of the Debentures—Conversion Rights—Conversion Rate Adjustments.”

Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock.

Upon conversion, holders will not receive any cash payment representing accrued and unpaid interest (including contingent interest, if any). Instead, any such amounts will be deemed paid by the common stock or cash received by holders upon conversion.

If you elect to convert your Debentures in connection with a change of control that occurs on or prior to November 1, 2011, we may, in certain circumstances, increase the conversion rate by a number of additional shares of common stock upon conversion or, in lieu thereof, elect to adjust the conversion rate and related conversion obligation so that the Debentures are convertible into shares of the acquiring or surviving company, in each case as described under “Description of the Debentures—Conversion Rights—Adjustment to Conversion Rate Upon a Change of Control.”

Debentures called for redemption may be surrendered for conversion until the close of business on the business day two days prior to the redemption date.

Under applicable accounting rules, convertible debt instruments with contingent conversion provisions such as the Debentures must be included in diluted earnings per share computations regardless of whether the contingent conversion triggers have been achieved.

Payment at Maturity	Each holder of $1,000 principal amount of the Debentures will be entitled to receive $1,000 at maturity, plus accrued and unpaid interest (and contingent interest, if any).

Sinking Fund	None.

Optional Redemption by Us

Prior to November 8, 2011, the Debentures will not be redeemable. We may redeem some or all of the Debentures for cash at any time on or after November 8, 2011 at a redemption price of 100% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest (and contingent interest, if any) to but excluding the redemption date. See “Description of the Debentures—Optional Redemption by Us.”

Repurchase of Debentures by Us at the Option of the Holder

Holders of Debentures may require us to repurchase in cash all or a portion of their Debentures on November 1, 2011, 2014 or 2019 at a repurchase price equal to 100% of the principal amount of the Debentures to be repurchased, plus accrued and unpaid interest (and contingent interest, if any) to but excluding the repurchase date.

Change of Control

Upon a change of control (as defined under “Description of the Debentures—Repurchase of Debentures at the Option of Holders Upon a Change of Control”) involving us, you may require us to repurchase all or a portion of your Debentures. We will pay a change of control repurchase price equal to 100% of the principal amount of the Debentures to be redeemed plus accrued and unpaid interest (and contingent interest, if any) to but excluding the change of control repurchase date.

United States Federal Income Tax Considerations

The Debentures will be treated, and by accepting a beneficial interest in a Debenture, each holder of a Debenture is deemed to treat the Debentures for United States federal income tax purposes as debt instruments that are subject to United States federal income tax regulations governing contingent payment debt instruments, which we refer to as the “contingent debt regulations.” We intend to accrue and to report accruals of interest based on a yield of 6.75% per year, computed based on a semiannual bond equivalent basis, which we have determined represents the yield required to be reported under the contingent debt regulations. A U.S. holder will be required to include such interest on the Debentures in gross income as it accrues regardless of such holder’s method of tax accounting. As a result, the amount of taxable income each U.S. holder will recognize on the Debentures in any tax year may significantly exceed actual cash payments of interest.

In accordance with the contingent debt regulations, a U.S. holder will recognize taxable gain or loss on the sale, exchange, conversion, redemption or repurchase of a Debenture in an amount equal to the difference between the amount realized, including cash and the fair market value of our common stock received in exchange for such holder’s Debentures, and such holder’s adjusted tax basis in such Debentures. Any gain recognized by a holder generally will be treated as ordinary interest income. Any loss generally will be treated as ordinary loss to the extent of the interest previously included in income and, thereafter, as capital loss. Both United States and non-United States investors should see the discussion under the heading “Important United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholder of the Debentures or the shares of common stock issuable upon conversion of the Debentures.

Absence of an Active Market for the Debentures	The Debentures are recently issued securities for which there is currently no active trading market. We cannot assure you that any active market will develop for the Debentures.

Trading	We do not intend to list the Debentures on any national securities exchange. The Debentures, however, are designated in the PORTAL market.

New York Stock Exchange Symbol for Our Common Stock	Our common stock is quoted on the New York Stock Exchange under the symbol “KWK.”

Risk Factors

You should read the “Risk Factors” section, beginning on page 9 of this prospectus, to understand the risks associated with an investment in the Debentures.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of the Debentures and our common stock could decline substantially.

This prospectus and the documents we incorporate by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below and elsewhere in this prospectus.

Risks Related to Our Business

We have a substantial amount of debt and the cost of servicing that debt could adversely affect our business and hinder our ability to make payments on the Debentures, and such risk could increase if we incur more debt.

We have a substantial amount of indebtedness. At June 30, 2005, we had total consolidated debt of $456.5 million. Subject to the limits contained in the loan agreements governing our senior secured revolving credit facilities and our second lien mortgage notes, we may incur additional debt. Our ability to borrow under our senior secured revolving credit facilities is subject to the quantity of proved reserves attributable to our natural gas and crude oil properties. One of our senior secured revolving credit facilities enables us to borrow significant amounts in Canadian dollars to fund and support our operations in Canada. Such indebtedness exposes us to currency exchange risk associated with the Canadian dollar. If we incur additional indebtedness or fail to increase the quantity of proved reserves attributable to our natural gas and crude oil properties, the risks that we now face as a result of our indebtedness could intensify.

We have demands on our cash resources in addition to interest expense on the Debentures, including, among others, operating expenses and interest and principal payments under our senior secured revolving credit facilities and our second lien mortgage notes. Our level of indebtedness relative to our proved reserves and these significant demands on our cash resources could have important effects on our business and on your investment in the Debentures. For example, they could:

•	make it more difficult for us to satisfy our obligations with respect to the Debentures and our other debt;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the amount of our cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	require us to make principal payments under our senior secured revolving credit facilities if the quantity of proved reserves attributable to our natural gas and crude oil properties are insufficient to support our level of borrowings under such credit facilities;

•	limit our flexibility in planning for, or reacting to, changes in the oil and gas industry;

•	place us at a competitive disadvantage compared to our competitors that have lower debt service obligations and significantly greater operating and financing flexibility than we do;

•	limit, along with the financial and other restrictive covenants applicable to our indebtedness, among other things, our ability to borrow additional funds;

•	increase our vulnerability to foreign exchange risk associated with Canadian dollar denominated indebtedness and international operations in Canada;

•	increase our vulnerability to general adverse economic and industry conditions; and

•	result in an event of default upon a failure to comply with financial covenants contained in our senior secured revolving credit facilities or second lien mortgage notes which, if not cured or waived, could have a material adverse effect on our business, financial condition or results of operations.

Our ability to pay the principal of and interest on our long-term debt, including the Debentures, our senior secured revolving credit facilities and our second lien mortgage notes, and to satisfy our other liabilities will depend upon our future operating performance and our ability to refinance our debt as it becomes due. Our future operating performance and ability to refinance will be affected by prevailing economic conditions at that time and financial, business and other factors, many of which are beyond our control.

If we are unable to service our indebtedness and fund our operating costs, we will be forced to adopt alternative strategies that may include:

•	reducing or delaying capital expenditures;

•	seeking additional debt financing or equity capital;

•	selling assets; or

•	restructuring or refinancing debt.

There can be no assurance that any such strategies could be implemented on satisfactory terms, if at all.

Our senior secured revolving credit facilities and second lien mortgage notes restrict our ability and the ability of some of our subsidiaries to engage in certain activities and require the maintenance of specified financial ratios.

The loan agreements governing our senior secured revolving credit facilities and second lien mortgage notes restrict our ability to, among other things:

•	incur additional debt;

•	pay dividends on or redeem or repurchase capital stock;

•	make certain investments;

•	incur or permit to exist certain liens;

•	enter into transactions with affiliates;

•	merge, consolidate or amalgamate with another company;

•	transfer or otherwise dispose of assets, including capital stock of subsidiaries;

•	redeem subordinated debt; and

•	prepay the Debentures.

The loan agreements for our senior secured revolving credit facilities and second lien mortgage notes contain certain covenants, which, among other things, require the maintenance of a minimum current ratio, a minimum collateral coverage ratio, a minimum earnings (before interest, taxes, depreciation, depletion and amortization, non-cash income and expense, and exploration costs) to interest expense ratio, and a minimum earnings (before interest, taxes, depreciation, depletion, accretion and amortization, non-cash income and expense and exploration costs) to fixed charges ratio. Our ability to borrow under our senior secured revolving credit facilities and second lien mortgage notes is dependent upon the quantity of proved reserves attributable to our natural gas and crude oil properties. Our ability to meet these covenants or requirements may be affected by events beyond our control, and we cannot assure you that we will satisfy such covenants and requirements.

The covenants contained in the agreements governing our debt may affect our flexibility in planning for, and reacting to, changes in business conditions. In addition, a breach of the restrictive covenants in our loan agreements or our inability to maintain the financial ratios described above could result in an event of default under our senior secured revolving credit facilities and/or our second lien mortgage notes. Upon the occurrence of such an event of default, the applicable lenders could, subject to the terms and conditions of the applicable security agreement, elect to declare all amounts outstanding under the applicable facility or notes, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure such indebtedness. If our lenders accelerate the payment of our indebtedness, there can be no assurance that our assets would be sufficient to repay in full such indebtedness and our other indebtedness, including the Debentures. The above restrictions could limit our ability to obtain future financing and may prevent us from taking advantage of attractive business opportunities.

Because we have a limited operating history in certain areas, our future operating results are difficult to forecast, and our failure to sustain profitability in the future could adversely affect the market price of our common stock.

We cannot assure you that we will maintain the current level of revenues, natural gas and crude oil reserves or production we now attribute to the properties contributed to us when we were formed and those acquired since our formation. Any future growth of our natural gas and crude oil reserves, production and operations could place significant demands on our financial, operational and administrative resources. Our failure to sustain profitability in the future could adversely affect the market price of our common stock.

Natural gas and crude oil prices fluctuate widely, and low prices could have a material adverse impact on our business.

Our revenues, profitability and future growth depend in part on prevailing natural gas and crude oil prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our credit facility is subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of natural gas and crude oil that we can economically produce.

While prices for natural gas and crude oil may be favorable at any point in time, they fluctuate widely. For example, the wholesale price of natural gas rose from approximately $2.00 per thousand cubic feet in January of 2002 to over $10.00 in February of 2003. Among the factors that can cause this fluctuation are:

•	the level of consumer product demand;

•	weather conditions;

•	domestic and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political conditions in oil and gas producing regions;

•	the domestic and foreign supply of oil and gas;

•	the price of foreign imports; and

•	overall economic conditions.

Our financial statements are prepared in accordance with GAAP. The reported financial results and disclosures were developed using certain significant accounting policies, practices and estimates. We employ the full cost method of accounting whereby all costs associated with acquiring, exploring for, and developing natural gas and crude oil reserves are capitalized and accumulated in separate country cost centers. These capitalized costs are amortized based on production from the reserves for each country cost center. Each capitalized cost pool cannot exceed the net present value of the underlying natural gas and crude oil reserves. A write down of these capitalized costs could be required if natural gas and/or crude oil prices were to drop precipitously at a reporting period end. Future price declines or increased operating and capitalized costs without incremental increases in natural gas and crude oil reserves could also require us to record a write down.

Reserve estimates depend on many assumptions that may turn out to be inaccurate and any material inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves.

The process of estimating natural gas and crude oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves disclosed in this prospectus.

In order to prepare these estimates, we and independent reserve engineers engaged by us must project production rates and timing of development expenditures. We and the engineers must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions such as natural gas and crude oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of natural gas and crude oil reserves are inherently imprecise.

Actual future production, natural gas and crude oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and crude oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves disclosed in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and crude oil prices and other factors, many of which are beyond our control.

At December 31, 2004, approximately 23% of our estimated proved reserves were undeveloped. Undeveloped reserves, by their nature, are less certain. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. Our reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of our natural gas and crude oil reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated.

You should not assume that the present value of future net revenues disclosed in this prospectus is the current market value of our estimated natural gas and crude oil reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by natural gas and crude oil purchasers or in governmental regulations or taxation will also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of natural gas and crude oil properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

Our key assets are concentrated in a small geographic area.

Approximately 70% of our 2004 production was from Michigan and approximately 20% was from Alberta, Canada. Because of our concentration in these geographic areas, any regional events that increase costs, reduce availability of equipment or supplies, reduce demand or limit production, including weather and natural disasters, may impact us more than if our operations were more geographically diversified.

If our production levels were significantly reduced to levels below those for which we have entered into contractual delivery commitments, we would be required to purchase natural gas at market prices to fulfill our obligation under certain long-term contracts. This could adversely affect our cash flow to the extent any such shortfall related to our sales contracts with floor pricing.

Our Canadian operations present unique risks and uncertainties, different from or in addition to those we face in our domestic operations.

We conduct our Canadian operations through MGV. At December 31, 2004 we estimated our proved Canadian reserves to be 261.1 Bcf. Capital expenditures relating to MGV’s operations are budgeted to be approximately $107.3 million in 2005, constituting approximately 41% of our total 2005 budgeted capital expenditures.

If our revenues decrease as a result of lower natural gas or crude oil prices or otherwise, we may have limited ability to maintain this level of capital expenditures. In the event additional capital resources are unavailable to us, we may curtail our acquisition, development drilling and other activities outside of Canada in order to keep pace with Canadian drilling activities. While our results to date indicate that net recoverable reserves on CBM lands could be substantial, we can offer you no assurance that development will occur as scheduled or that actual results will be in accordance with estimates.

Other risks of our operations in Canada include, among other things, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, currency restrictions and exchange rate fluctuations. Laws and policies of the United States affecting foreign trade and taxation may also adversely affect our Canadian operations.

We may have difficulty financing our planned growth.

We have experienced and expect to continue to experience substantial capital expenditure and working capital needs, particularly as a result of our property acquisition and drilling activities. In the future, we will most likely require additional financing in addition to cash generated from our operations to fund our planned growth. If revenues decrease as a result of lower natural gas or crude oil prices or otherwise, we may have limited ability to expend the capital necessary to replace our reserves or to maintain production at current levels, resulting in a decrease in production over time. If our cash flow from operations is not sufficient to satisfy our capital expenditure requirements, we cannot be certain that additional financing will be available to us on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail our acquisition, development drilling and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

We are vulnerable to operational hazards, transportation dependencies, regulatory risks and other uninsured risks associated with our activities.

The oil and gas business involves operating hazards such as well blowouts, explosions, uncontrollable flows of crude oil, natural gas or well fluids, fires, formations with abnormal pressures, treatment plant “downtime,” pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could cause us to experience substantial losses. Also, the availability of a ready market for our natural gas and crude oil production depends on the proximity of reserves to, and the capacity of, natural gas and crude oil gathering systems, treatment plants, pipelines and trucking or terminal facilities.

United States and Canadian federal, state and provincial regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions could adversely affect our ability to produce and market our natural gas and crude oil. In addition, we may be liable for environmental damage caused by previous owners of properties purchased or leased by us.

As a result of operating hazards, regulatory risks and other uninsured risks, we could incur substantial liabilities to third parties or governmental entities, the payment of which could reduce or eliminate funds available for exploration, development or acquisitions. According to customary industry practices, we maintain insurance against some, but not all, of such risks and losses. Generally, environmental risks are not fully insurable. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to make additional acquisitions of producing properties or successfully integrate them into our operations.

A portion of our growth in recent years has been due to acquisitions of producing properties. We expect to continue to evaluate and, where appropriate, pursue acquisition opportunities on terms our management considers to be favorable to us. We cannot assure you that we will be able to identify suitable acquisitions in the future, or that we will be able to finance these acquisitions on favorable terms or at all. In addition, we compete against other companies for acquisitions, and we cannot assure you that we will be successful in the acquisition of any material producing property interests. Further, we cannot assure you that any future acquisitions that we make will be integrated successfully into our operations or will achieve desired profitability objectives.

The successful acquisition of producing properties requires an assessment of recoverable reserves, exploration potential, future natural gas and crude oil prices, operating costs, potential environmental and other liabilities and other factors beyond our control. These assessments are necessarily inexact and their accuracy inherently uncertain, and such a review may not reveal all existing or potential problems, nor will it necessarily permit us to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

In addition, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may be substantially different in operating and geological characteristics or geographic location than existing properties. While our current operations are located primarily in Michigan, Indiana/Kentucky, Texas, the Rocky Mountains and Alberta, Canada, we cannot assure you that we will not pursue acquisitions of properties in other locations.

The failure to replace our reserves could adversely affect our production and cash flows.

Our future success depends upon our ability to find, develop or acquire additional natural gas and crude oil reserves that are economically recoverable. Our proved reserves, which are primarily in the mature Michigan basin, will generally decline as reserves are depleted, except to the extent that we conduct successful exploration or development activities or acquire properties containing proved reserves, or both. In order to increase reserves and production, we must continue our development drilling and recompletion programs or undertake other replacement activities. Our current strategy is to maintain our focus on low-cost operations while increasing our reserve base, production and cash flow through development and exploration of our existing properties and acquisitions of producing properties where we can utilize our experience as a low-cost operator. We cannot assure you, however, that our planned exploration and development projects and acquisition activities will result in significant additional reserves or that we will have continuing success drilling productive wells at low finding and development costs. Furthermore, while our revenues may increase if prevailing natural gas and crude oil prices increase significantly, our finding costs for additional reserves also could increase.

We cannot control the activities on properties we do not operate.

At December 31, 2004, other companies operated properties that included approximately 27% of our proved reserves. As a result, we have a limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities. As a result, the success and timing of our drilling and development activities on properties operated by others depend upon a number of factors that are outside of our control, including:

•	timing and amount of capital expenditures;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells; and

•	selection of technology.

We cannot control the operations of gas processing and transportation facilities we do not own or operate.

At December 31, 2004, other companies owned processing plants and pipelines that delivered approximately 63% of our natural gas production to market in Michigan. In addition, all of our Canadian natural gas production is transported through third party pipelines. As a result, we have no influence over the operation of these facilities and must depend upon the owners of these facilities to minimize any loss of processing and transportation capacity. This risk was highlighted in 2003 by the shutdown of CMS Energy Inc. and Michigan Consolidated Gas Co. processing plants in Michigan that resulted in an approximate 725 Mmcf decrease in our 2003 production.

The loss of key personnel could adversely affect our ability to operate.

Our operations are dependent on a relatively small group of key management and technical personnel. We cannot assure you that these individuals will remain with us for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on us.

Competition in our industry is intense, and we are smaller and have a more limited operating history than most of our competitors.

We compete with major and independent oil and gas companies for property acquisitions. We also compete for the equipment and labor required to operate and develop these properties. Many of our competitors have substantially greater financial and other resources than we do. In addition, larger competitors may be able to absorb the burden of any changes in federal, state, provincial and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive natural gas and crude oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and crude oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to complete transactions in this highly competitive environment. Furthermore, the oil and gas industry competes with other industries in supplying the energy and fuel needs of industrial, commercial, and other consumers.

Several companies have entered into purchase contracts with us for a significant portion of our production and if they default on these contracts, we could be materially and adversely affected.

Our long-term natural gas contracts, which extend through March 2009, accounted for the sale of approximately 28% of our natural gas production and for a significant portion of our total revenues in 2004. We cannot assure you that the other parties to these contracts will continue to perform under the contracts. If the other parties were to default after taking delivery of our natural gas, it could have a material adverse effect on our cash flows for the period in which the default occurred. A default by the other parties prior to taking delivery of our natural gas could also have a material adverse effect on our cash flows for the period in which the default occurred depending on the prevailing market prices of natural gas at the time compared to the contractual prices.

Hedging our production may result in losses.

To reduce our exposure to fluctuations in the prices of natural gas and crude oil, we have entered into long-term natural gas and crude oil hedging arrangements. These hedging arrangements expose us to risk of financial loss in some circumstances, including the following:

•	our production is materially less than expected; or

•	the other parties to the hedging contracts fail to perform their contractual obligations.

In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for natural gas and crude oil in the following instances:

•	there is a change in the expected difference between the underlying price in the hedging agreement and actual prices received; or

•	a sudden unexpected event materially impacts natural gas or crude oil prices.

The result of natural gas and crude oil market prices exceeding our swap prices requires us to make payment for the settlement of our hedge derivatives on the fifth day of the production month for natural gas hedges and the fifth day after the production month for crude oil hedges. We do not receive market price cash payments from our customers until 25 to 60 days after the production month’s end. This could have a material adverse effect on our cash flows for the period between hedge settlement and payment for revenues earned.

If we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in natural gas and crude oil prices than our competitors who engage in hedging arrangements.

Our activities are regulated by complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Natural gas and crude oil operations are subject to various United States and Canadian federal, state, provincial and local government laws and regulations that may be changed from time to time in response to economic or political conditions. Matters that are typically regulated include:

•	discharge permits for drilling operations;

•	drilling permits and bonds;

•	reports concerning operations;

•	spacing of wells;

•	unitization and pooling of properties;

•	environmental protection; and

•	taxation.

From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of natural gas and crude oil wells below actual production capacity to conserve supplies of natural gas and crude oil. We also are subject to changing and extensive tax laws, the effects of which cannot be predicted.

The development, production, handling, storage, transportation and disposal of natural gas and crude oil, by-products and other substances and materials produced or used in connection with natural gas and crude oil operations are also subject to laws and regulations primarily relating to protection of human health and the environment. The discharge of natural gas, crude oil or pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties and may result in the assessment of civil or criminal penalties or require us to incur substantial costs of remediation.

Legal and tax requirements frequently are changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We cannot assure you that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not materially adversely affect our business, results of operations and financial condition.

Risks Related to the Debentures

Because the holders of our senior indebtedness, including our existing senior secured revolving credit facilities and second lien mortgage notes, have the right in the event of our insolvency, liquidation or reorganization to receive payment in full before any payments can be made in respect of the Debentures, our assets may not be sufficient to assure repayment of the Debentures.

The Debentures are direct, unsecured subordinated obligations and rank junior in right of payment to all of our existing and future senior indebtedness (including our existing senior secured revolving credit facilities and second lien mortgage notes). At June 30, 2005, our indebtedness totaled $456.5 million, which included $237.6 million of senior indebtedness. The Debentures will not be guaranteed by any of our subsidiaries and, accordingly, the Debentures are effectively subordinated to the indebtedness of our subsidiaries, including trade creditors. At June 30, 2005, our subsidiaries had indebtedness of $159.6 million, excluding intercompany indebtedness.

In the event of our insolvency, liquidation or other reorganization, all of our senior indebtedness must be paid in full before any amounts owed under the Debentures may be paid. As a result, our assets may not be sufficient to assure payment of the Debentures and any other obligations that are not expressly subordinated to the Debentures after payment in full or of all of our existing and future senior indebtedness.

In the event of insolvency, liquidation or other reorganization relating to any of our subsidiaries, holders of the Debentures will participate in the assets of any of our subsidiaries only after such subsidiary has repaid in full all of its indebtedness and other liabilities, including trade payables, and after we have repaid in full all of our senior indebtedness. Moreover, we may not pay any amount owed under the Debentures, or repurchase, redeem or otherwise retire the Debentures (otherwise than through the conversion thereof into our common stock), if any payment default on our senior indebtedness occurs, unless such default has been cured or waived, the senior indebtedness is repaid in full or the holders of the senior indebtedness consent to such payment or retirement. In addition, if any other default exists with respect to senior indebtedness and specified other conditions are satisfied, at the option of the holders of that senior indebtedness, we may be prohibited from making payments on or retiring the Debentures (otherwise than through the conversion thereof into our common stock) for a designated period of time.

The increase in the conversion rate for the Debentures converted in connection with, or tendered for repurchase upon, a change of control may not adequately compensate you for the lost option time value of your Debentures as a result of the change of control.

If a change of control occurs on or prior to November 1, 2011, under certain circumstances, we will increase the conversion rate for the Debentures converted in connection with the change of control. The amount of the increase will be determined based on the date on which the change of control becomes effective and the price paid per share of our common stock in the change of control transaction, as described below under “Description of the Debentures—Adjustment to Conversion Rate Upon a Change of Control.” Although the increase in the conversion rate is designed to compensate you for the lost option time value of your Debentures as a result of such change of control, the increase is only an approximation of the lost value and may not adequately compensate you for such loss. In addition, if a change of control occurs after November 1, 2011, or if the price paid per share of our common stock in the change of control transaction is greater than $74.07 per share or less than $21.45 per share (in each case, subject to adjustment), no increase in, or adjustment to, the conversion rate will be made.

Our stock price, and therefore the price of the Debentures, may be subject to significant fluctuations and volatility.

The market price of the Debentures is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the Debentures than would be expected for non-convertible debt securities that we issue. Among the factors that could affect our common stock price are those discussed above under “—Risks Related to Our Business” as well as:

•	technological innovations;

•	commodity prices;

•	drilling results;

•	changes in our product pricing policies or those of our competitors;

•	quarterly variations in our operating results;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

In addition, the stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and of the Debentures.

The trading prices for the Debentures will be directly affected by the trading prices for our common stock, which are impossible to predict.

The price of our common stock could be affected by possible sales of our common stock by investors who view the Debentures as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the Debentures.

There may be no active market for the Debentures.

Prior to this offering, there has been no active market for the Debentures. Although the Debentures have been designated for trading by qualified institutional buyers in the PORTAL market, we do not intend to apply for listing of the Debentures on any securities exchange or any automated quotation system. Although the initial purchasers have advised us that they currently make a market in the Debentures, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot be sure that an active market for the Debentures will develop, or if one does develop, that it will be maintained. If an active market for the Debentures fails to develop or be sustained, the trading price and liquidity of the Debentures could be adversely affected.

If you are able to resell your Debentures, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

If you are able to resell your Debentures, the price you receive will depend on many other factors that may vary over time, including:

•	the number of potential buyers;

•	the level of liquidity of the Debentures;

•	ratings published by major credit rating agencies;

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally;

•	the market for similar securities;

•	the redemption and repayment features of the Debentures to be sold; and

•	the time remaining to the maturity of your Debentures.

As a result of these factors, you may only be able to sell your Debentures at prices below those you believe to be appropriate, including prices below the price you paid for them.

The conditional conversion feature of the Debentures could result in you not receiving the value of the common stock into which the Debentures are convertible.

The Debentures are convertible into common stock (except to the extent we elect to deliver cash upon conversion) only if specific conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which your Debentures would otherwise be convertible.

The conversion rate of the Debentures may not be adjusted for all dilutive events.

The conversion rate of the Debentures is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions or combinations of our common stock, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under “Description of the Debentures—Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the Debentures or the common stock. There can be no assurance that an event that adversely affects the value of the Debentures, but does not result in an adjustment to the conversion rate, will not occur.

You should consider the United States federal income tax consequences of owning Debentures.

The Debentures will be treated, and by accepting a beneficial interest in a Debenture, each holder is deemed to agree to treat the Debentures, for United States federal income tax purposes as debt instruments that are subject to United States federal income tax regulations governing contingent payment debt instruments. As a result, if you are a U.S. investor who is a holder of Debentures, you may be required to include amounts in your gross income, as ordinary interest income, that will exceed the amounts of the cash payments on the Debentures. The amount of interest income required to be included by you in any given tax year may be significantly in excess of the stated interest and contingent interest, if any, that is paid on your Debentures in respect of such tax year.

If you are a U.S. investor who is a holder of Debentures, you will recognize a gain or loss on the sale, exchange, purchase by us, conversion or redemption of a Debenture in an amount equal to the difference between the amount realized on such transaction, including, in the case of the conversion of Debentures, the fair market value of any of our common stock received, and your adjusted tax basis in the Debenture. Any gain recognized by you on the sale, purchase by us, exchange, conversion or redemption of a Debenture will be treated as ordinary interest income. Any loss recognized by you on such transactions will be treated as an ordinary loss to the extent of the interest previously included in your gross income, and thereafter, a capital loss.

Both U.S. and non-U.S. holders of the Debentures should consider the United States federal income tax consequences of the purchase, ownership, conversion and disposition of the Debentures and the ownership and disposition of the common stock received upon conversion of Debentures. Investors considering a purchase of Debentures are urged to consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other United States federal tax other than the income tax, the laws of any state, local or non-United States taxing jurisdiction and any applicable taxation treaty. Certain material United States federal income tax consequences of the purchase, ownership, conversion and disposition of the Debentures and of the ownership and disposition of the common stock received upon conversion of the Debentures are summarized in this prospectus under the heading “Important United States Federal Income Tax Considerations” below.

The conversion rate of the Debentures is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of the Debentures—Conversion Rights—Conversion Rate Adjustments.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be required to include an amount in income for United States federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. See “Important United States Federal Income Tax Considerations—U.S. Holders—Conversion Rate Adjustments.” In addition, non-U.S. holders of Debentures may, in certain circumstances, be deemed to have received a distribution subject to United States federal withholding tax requirements. See “Important United States Federal Income Tax Considerations—Non U.S. Holders—Conversion Rate Adjustments.”

The Debentures do not restrict our ability to incur additional debt or to take other action that could negatively impact holders of the Debentures.

We are not restricted under the terms of the indenture and the Debentures from incurring additional senior indebtedness or other indebtedness or from securing existing or future indebtedness. In addition, the Debentures do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional senior indebtedness or other indebtedness, secure existing or future indebtedness and take a number of other actions that are not limited by the terms of the indenture and the Debentures could have the effect of diminishing our ability to make payments on the Debentures when due. In addition, we are not restricted from repurchasing subordinated indebtedness or common stock by the terms of the indenture and the Debentures.

Conversion of the Debentures could dilute the ownership interest of existing stockholders, including holders who had previously converted their Debentures.

The conversion of some or all of the Debentures could dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Debentures may encourage short selling by market participants because the conversion of the Debentures could depress the price of our common stock.

If you hold Debentures, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold Debentures, you will not be entitled to any rights with respect to our common stock (including voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if, when and to the extent we deliver shares of common stock to you upon conversion of your Debentures and, in limited cases, under the conversion rate adjustments applicable to the Debentures. For example, in the event that an amendment is proposed to our amended and restated certificate of incorporation or restated bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

A small number of existing stockholders control our company, which could limit your ability to influence the outcome of stockholder votes.

Members of the Darden family, together with Mercury Exploration Company, or Mercury, and Quicksilver Energy, L.P., entities primarily owned by members of the Darden family, beneficially owned at March 16, 2005 approximately 37% of our common stock. As a result, these entities and individuals will generally be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our charter or bylaws and the approval of mergers and other significant corporate transactions.

A large number of our outstanding shares and shares to be issued upon exercise of our outstanding options may be sold into the market in the future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Our shares that are eligible for future sale may have an adverse effect on the price of our common stock. There were 75,901,816 shares of our common stock issued and outstanding at June 30, 2005, including 119,541 shares issuable upon exchange of exchangeable shares issued by MGV. Approximately 46,967,169 of these shares are freely tradable without substantial restriction or the requirement of future registration under the Securities Act. In addition, at June 30, 2005 we had the following options outstanding to purchase shares of our common stock:

•	Options to purchase 68,004 shares at $3.27 per share;

•	Options to purchase 116,667 shares at $5.35 per share;

•	Options to purchase 6,798 shares at $5.50 per share;

•	Options to purchase 76,254 shares at $5.67 per share;

•	Options to purchase 77,904 shares at $7.36 per share;

•	Options to purchase 48,504 shares at $8.03 per share;

•	Options to purchase 739,952 shares at $11.01 per share;

•	Options to purchase 23,076 shares at $15.83 per share;

•	Options to purchase 1,775,135 shares at $20.85 per share;

•	Options to purchase 11,654 shares at $23.42 per share;

•	Options to purchase 104,644 shares at $23.83 per share; and

•	Options to purchase 2,456 shares at $33.09 per share.

Sales of substantial amounts of common stock, or a perception that such sales could occur, and the existence of options to purchase shares of common stock at prices that may be below the then current market price of the common stock, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

Our amended and restated certificate of incorporation, restated bylaws and stockholder rights plan contain provisions that could discourage an acquisition or change of control without our board of directors’ approval.

Our amended and restated certificate of incorporation and restated bylaws contain provisions that could discourage an acquisition or change of control without our board of directors’ approval, such as:

•	our board of directors is authorized to issue preferred stock without stockholder approval;

•	our board of directors is classified; and

•	advance notice is required for director nominations by stockholders and actions to be taken at annual meetings at the request of stockholders.

In addition, we have adopted a stockholder rights plan. The provisions described above and the stockholder rights plan could impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if that change of control might be beneficial to stockholders, thus increasing the likelihood that incumbent directors will retain their positions. In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of our common stock.

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from any sales of the Debentures or the shares of our common stock issuable upon conversion of the Debentures. We will not receive any of the proceeds from any such sale by any selling securityholder.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is quoted on the New York Stock Exchange under the trading symbol “KWK.” The following table lists, on a per share basis for the periods indicated, the high and low sale prices for our common stock as reported by the New York Stock Exchange. These prices have been adjusted to reflect a two-for-one stock split effected in the form of a stock dividend in June 2004 and for a three-for-two stock split effected in the form of a stock dividend in June 2005.

	Price Range of Common Stock
	High	Low
Fiscal Year Ended December 31, 2003
First Quarter	$8.15	$6.51
Second Quarter	8.71	7.49
Third Quarter	8.72	7.65
Fourth Quarter	11.22	8.13
Fiscal Year Ended December 31, 2004
First Quarter	$14.23	$10.69
Second Quarter	22.47	12.49
Third Quarter	24.08	16.86
Fourth Quarter	25.25	19.31
Fiscal Year Ended December 31, 2005
First Quarter	$34.53	$22.29
Second Quarter	43.89	31.45
Third Quarter	48.51	38.23
Fourth Quarter (through November 1, 2005)	50.20	35.26

As of October 26, 2005, there were 498 holders of record of our common stock. On November 1, 2005, the last reported sale price of our common stock as quoted on the New York Stock Exchange was $37.75 per share.

We have never paid cash dividends on our common stock and we intend to retain our cash flow from operations for the future operation and development of our business. In addition, our senior secured revolving credit facility prohibits payments of dividends on our common stock. Our dividend policy may be reviewed by our board of directors from time to time as may be appropriate in light of relevant factors existing at such times, including the extent to which the payment of cash dividends may continue to be limited by covenants contained in our financing documents.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our historical ratio of earnings to fixed charges for each of the five most recent fiscal years and for the six months ended June 30, 2004 and 2005. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes before income from equity investees plus distributed earnings from equity investees and fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

Six Months Ended June 30,		Year Ended December 31,
2005	2004	2004	2003	2002	2001	2000
5.2x	3.5x	3.8x	2.4x	2.3x	2.2x	2.3x

SELLING SECURITYHOLDERS

The Debentures were issued by us and resold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling securityholders, including their transferees, pledges or donees or their successors, may from time to time offer and sell any or all of the Debentures and the common stock into which the Debentures are convertible pursuant to this prospectus. The selling securityholders may offer all, some or none of the Debentures or the shares of common stock into which the Debentures are convertible.

The table below sets forth the name of each selling securityholder, the maximum principal amount of Debentures that may be offered by each selling securityholder under this prospectus and the number of shares of common stock issuable upon conversion of each such amount of Debentures. Except as otherwise disclosed in the footnotes to the table, we have assumed that no holder of the Debentures beneficially owns any shares of common stock other than the common stock issuable upon conversion of the Debentures. The information set forth in the table is based on information provided to us by or on behalf of the selling securityholders on or prior to November 1, 2005. The number of shares of common stock issuable upon conversion of Debentures was calculated using the conversion rate of 32.7209 shares of common stock per $1,000 principal amount of Debentures, which became effective on June 16, 2005. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Debentures or common stock since the date on which they provided this information in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change from time to time. Information about additional selling securityholders will be set forth in post-effective amendments, if required. Any information with respect to named selling securityholders will be set forth in supplements or amendments to this prospectus, if required.

Because the selling securityholders may offer all or some portion of the Debentures or the common stock into which the Debentures are convertible, we cannot estimate the amount of Debentures or common stock that may be held by the selling securityholders upon the completion of any sales they might make. For information on the procedure for sales by selling securityholders, read the disclosure under the heading “Plan of Distribution” below.

Name of Selling Security Holder	Principal Amount of Debentures Beneficially Owned that may be Sold	Percent of Debentures Outstanding	Common Stock Registered for Resale(1)	Percentage of Common Stock Outstanding(2)
AG Domestic Convertibles, Ltd.	$3,850,000	2.6%	125,975	*
AG Offshore Convertibles, Ltd.	7,150,000	4.8%	233,953	*
American Skandia Trust	1,500,000	1.0%	49,081	*
Aristeia International Limited	9,097,000	6.1%	297,661	*
Aristeia Trading LLC	1,653,000	1.1%	54,087	*
ATSF — Transamerica Convertible Securities	4,000,000	2.7%	130,883	*
B.C. McCabe Foundation	100,000	*	3,272	*
Banc of America Securities LLC(3)	180,000	*	5,889	*
CNHCA Master Account, L.P.	1,000,000	*	32,720	*
CSS, LLC	1,000,000	*	32,720	*
City of Shreveport (LA) Employees Retirement Services	125,000	*	4,090	*
Commissioners of the Land Office	525,000	*	17,178	*
Fidelity Financial Trust: Fidelity Convertible Securities Fund(4)	24,500,000	16.3%	801,659	1.0%
Fore Convertible Master Fund, Ltd.	23,000,000	15.3%	752,579	1.0%
Fore ERISA Fund, Ltd.	7,000,000	4.7%	229,045	*
Fore Multi Strategy Master Fund, Ltd.	4,000,000	2.7%	130,883	*
FrontPoint Convertible Arbitrage Fund, L.P.(5)	5,000,000	3.3%	163,604	*
Fuji US Income Open	1,000,000	*	32,720	*
Grace Convertible Arbitrage Fund, Ltd.	5,750,000	3.8%	188,144	*
Guggenheim Portfolio Company VIII (Cayman) Ltd.(6)	3,000,000	2.0%	98,162	*
IDEX — Transamerica Convertible Securities Fund	3,000,000	2.0%	98,162	*
Int’l Truck & Engine Corp Non Contributory Retirement Plan Trust	625,000	*	20,450	*
Int’l Truck & Engine Corp Retirement Plan for Salaried Employee’s Trust	1,025,000	*	33,538	*
JMG Capital Partners, L.P.	6,625,000	4.4%	216,775	*
JMG Triton Offshore, Ltd.	6,625,000	4.4%	216,775	*
JP Morgan Securities Inc.	10,000,000	6.7%	327,208	*
KBC Financial Products USA Inc.	5,000,000	3.3%	163,604	*
KeySpan Foundation	50,000	*	1,636	*
KeySpan Insurance Company	75,000	*	2,454	*
Lord Abbett Investment Trust — LA Convertible Fund	1,825,000	1.2%	59,715	*
Lord Abbett Series Fund — Bond Debenture Portfolio	375,000	*	12,270	*
Man Mac I Limited(7)	8,416,000	5.6%	275,378	*
Merrill Lynch Insurance Group Bond Debenture Portfolio	25,000	*	818	*
Met Investor Series Trust — Bond Debenture	3,000,000	2.0%	98,162	*
National Fuel & Gas Company Retirement Plan	350,000	*	11,452	*
NFS — SCI Funeral and Merchandise Fixed Common Trust	100,000	*	3,272	*
Pension, Hospitalization Benefit Plan of the Electrical Ind Plan	500,000	*	16,360	*
Phoenix Lord Abbett Bond Debenture Fund	25,000	*	818	*
Polaris Vega Fund L.P.	5,400,000	3.6%	176,692	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	9,500,000	6.3%	310,849	*
Saranac Capital Management L.P.	6,000,000	4.0%	196,324	*
Stonebridge Life Insurance	500,000	*	16,360	*
Sunrise Partners Limited Partnership	11,600,000	7.7%	379,561	*
SuttonBrook Capital Portfolio LP	3,000,000	2.0%	98,162	*
Total Fina Elf Finance USA, Inc.	200,000	*	6,544	*
Transamerica Life Insurance & Annuities Corp	2,000,000	1.3%	65,441	*
Transamerica Occidental Life	500,000	*	16,360	*
USB O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Mater Limited	8,000,000	5.3%	261,766
Vermont Mutual Insurance Company	100,000	*	3,272	*
Wachovia Bank, NA, as Trustee for the SCI Cemetery Merchandise Common Trust	50,000	*	1,636	*
Wachovia Bank, NA, as Trustee for the SCI Pre-Need Common Trust Fund	20,000	*	654	*

*	Less than one percent of the notes or common stock outstanding, as applicable.

(1)	Consists of shares of common stock issuable upon conversion of the Debentures, assuming a conversion rate of 32.7209 shares of common stock per $1,000 principal amount of the Debentures. This conversion rate will be subject to adjustment as described under “Description of the Debentures—Conversion Rights—Conversion Rate Adjustments.” As a result, the amount of common stock issuable upon conversion of the Debentures may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1)(i) under the Securities Exchange Act using 75,818,427 shares of common stock issued and outstanding on October 26, 2005. In calculating the amount for each individual holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s Debentures. However, we did not assume the conversion of any other holder’s Debentures.

(3)	Banc of America Securities LLC acted as the sole book-running manager and an initial purchaser in the initial offering of the Debentures. In addition, affiliates of Banc of America Securities LLC are lenders under our existing senior secured revolving credit facilities.

(4)	Fidelity Financial Trust: Fidelity Convertible Securities Fund is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 7,903,950 split-adjusted shares of the Common Stock outstanding of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the securities owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees. The Fund is an affiliate of a broker-dealer. The Fund purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, the Fund did not have any agreements or understandings, directly or indirectly, with any person to distribute the Debentures or conversion shares. The Fund does not have, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

(5)	FrontPoint Convertible Arbitrage Fund GP, LLC is the general partner of the selling securityholder. FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP LLC and as such has voting and dispositive power over the securities held by the fund. Philip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. Messrs. Duff, Caffray and Ghaffari and FrontPoint Partners LLC and FrontPoint Convertible Arbitrage Fund GP, LLC each disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(6)	Certain affiliates of Guggenheim Advisors, the controlling shareholder of the selling securityholder, are broker-dealers.

(7)	Man-Diversified Fund II Ltd. is the Controlling Entity of the selling securityholder. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.

DESCRIPTION OF THE DEBENTURES

We issued the Debentures under an indenture dated as of November 1, 2004, between us and JPMorgan Chase Bank, a New York banking corporation, as trustee. JPMorgan Chase Bank is also acting as the initial as paying agent, conversion agent, registrar and custodian for the Debentures. The terms of the Debentures include those provided in the indenture.

The following description is only a summary of the material provisions of the Debentures and the indenture. We urge you to read the indenture in its entirety because it, and not this description, will define your rights as a holder of Debentures. A copy of the indenture is set forth as Exhibit 4.1 to the registration statement containing this prospectus and is incorporated by reference.

When we refer to “Quicksilver Resources Inc.,” “KWK,” “we,” “our” or “us” in this section, we refer only to Quicksilver Resources Inc., a Delaware corporation, and not its subsidiaries.

Brief Description of the Debentures

The Debentures:

•	are $150,000,000 in aggregate principal amount of the Debentures;

•	bear cash interest at an annual rate of 1.875%, payable on November 1 and May 1 of each year, beginning May 1, 2005;

•	bear contingent interest in the circumstances described under “—Contingent Interest”;

•	were issued only in denominations of $1,000 principal amount and integral multiples thereof;

•	are direct, unsecured subordinated obligations of Quicksilver Resources Inc.;

•	are convertible, subject to the conditions described under “—Conversion Rights,” into shares of our common stock, at a conversion rate as of June 16, 2005 of 32.7209 shares of common stock per $1,000 principal amount of Debentures (equivalent to an initial conversion price of $30.56 per share), subject to adjustment as described under “—Conversion Rights—Conversion Rate Adjustments”;

•	are redeemable at our option in whole or in part for cash beginning on November 8, 2011, as set forth under “—Optional Redemption by Us”;

•	entitle the holders to require us to repurchase the Debentures on November 1, 2011, 2014 or 2019, as set forth under “—Repurchase of Debentures at the Option of Holders”;

•	entitle the holders to require us to repurchase the Debentures upon a change of control as set forth under “—Repurchase of Debentures at the Option of Holders Upon a Change of Control”; and

•	are due on November 1, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Quicksilver Resources Inc., except to the extent described under “—Repurchase of Debentures at the Option of Holders Upon a Change of Control” below.

No sinking fund is provided for the Debentures, and the Debentures are not subject to defeasance. The Debentures were issued only in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

You may present definitive Debentures for conversion and registration of transfer and exchange at the office maintained by us for that purpose, which shall initially be the principal corporate trust office of the trustee currently located at 600 Travis Street, Suite 1150, Houston, Texas 77002, Attention: Corporate Trust Department. For information regarding conversion, registration of transfer and exchange of global Debentures, see “—Form, Denomination and Registration.” There is no service charge for any registration of transfer or exchange of Debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Subordination of the Debentures

The payment of the principal of, premium, interest and contingent interest, if any, on the Debentures is subordinated to the prior payment in full of all existing and future senior indebtedness (including our existing senior secured revolving credit facilities and second lien mortgage notes). If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we must pay the holders of senior indebtedness in full before we pay the holders of the Debentures. If the Debentures are accelerated because of an event of default under the indenture, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the Debenture holders. The indenture requires that we promptly notify holders of senior indebtedness if payment of the Debentures is accelerated because of an event of default under the indenture.

We may not make any payment on the Debentures or purchase or otherwise acquire the Debentures (otherwise than through the conversion thereof into shares of our common stock) if:

•	a default in the payment of any senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default under the terms of designated senior indebtedness occurs and is continuing that permits (or with the giving of notice or passage of time would permit) holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or any other person permitted to give such notice under the indenture.

We are required to resume payments on the Debentures:

•	in case of a payment default of senior indebtedness, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default under the terms of designated senior indebtedness, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist and 179 days after the date on which the payment blockage notice is received.

No new period of payment blockage may be commenced for a default unless 360 days have elapsed since our receipt of the prior payment blockage notice.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the Debentures may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

If either the trustee or any holder of Debentures receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

A portion of our operations are conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the Debentures, will depend upon the earnings of our subsidiaries and upon the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the Debentures or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

At June 30, 2005, our indebtedness totaled $456.5 million, which included $237.6 million of senior indebtedness. The Debentures are not guaranteed by any of our subsidiaries and, accordingly, the Debentures are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. At June 30, 2005, our subsidiaries had indebtedness of $159.6 million, excluding intercompany indebtedness. Neither we nor our subsidiaries will be restricted under the indenture from incurring additional senior indebtedness or other additional indebtedness.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the Debenture holders.

“Designated senior indebtedness” means (i) all indebtedness under our existing senior secured revolving credit facilities and second lien mortgage notes and (ii) any other senior indebtedness, the outstanding aggregate principal amount of which at the time of determination is equal to or greater than $25 million and that is specifically identified by us in the instrument governing or evidencing the indebtedness as “designated senior indebtedness.”

“Indebtedness” means:

(1) all of our indebtedness, payment obligations and other monetary liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other monetary liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our payment obligations and other monetary liabilities, contingent or otherwise, in respect of leases required, in conformity with GAAP, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our payment obligations and other monetary liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our payment obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5) all of our payment obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreements by us in respect of, and all of our payment obligations or monetary liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, payment obligations or monetary liabilities of another person of the kinds described in clauses (1) through (5); and

(7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, payment obligation or monetary liability of the kinds described in clauses (1) through (6).

“Senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness (including our existing senior secured revolving credit facilities and second lien mortgage notes), whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1) indebtedness that expressly provides that such indebtedness will not be senior in right of payment to the Debentures or expressly provides that such indebtedness is on parity with or junior in right of payment to the Debentures;

(2) any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to such subsidiaries arising by reason of guarantees by us of indebtedness of any such subsidiary to a person that is not our majority-owned subsidiary; and

(3) indebtedness for trade payables or the deferred purchase price of assets or services incurred in the ordinary course of business.

Interest

The Debentures bear interest at an annual rate of 1.875% from November 1, 2004. We will also pay contingent interest on the Debentures in the circumstance described under “—Contingent Interest.”

We will pay interest (including contingent interest, if any) semiannually on November 1 and May 1 of each year, beginning May 1, 2005, to the holders of record at the close of business on the preceding October 15 and April 15, respectively. In general, we will not pay accrued and unpaid interest (including contingent interest, if any) on any Debentures upon conversion. Instead, such amounts will be deemed paid by the common stock or cash received by holders upon conversion. If a holder of Debentures converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder will receive on that interest payment date accrued and unpaid interest (including contingent interest, if any) on those Debentures, notwithstanding the holder’s conversion of those Debentures prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that a holder surrenders Debentures for conversion, such holder must pay to us an amount equal to the interest (including contingent interest, if any) that will be paid on the related interest payment date. The preceding sentence does not apply, however, (1) if we have specified a redemption date that is after a record date for an interest payment but prior to the corresponding interest payment date, (2) if we have specified a repurchase date following a change of control that is during such period or (3) to the extent any overdue interest (including contingent interest, if any) exists at the time of conversion with respect to the Debentures converted. Accordingly, under those circumstances, a holder of Debentures who chooses to convert those Debentures on a date that is after a record date but prior to the corresponding interest payment date will not be required to pay us, at the time that holder surrenders those Debentures for conversion, the amount of interest (including contingent interest, if any) it will receive on the interest payment date.

Except as provided below, we will pay interest (including contingent interest, if any) on:

•	global Debentures to DTC in immediately available funds;

•	any definitive Debentures having an aggregate principal amount of $5 million or less by check mailed to the holders of those Debentures; and

•	any definitive Debentures having an aggregate principal amount of more than $5 million by wire transfer in immediately available funds if requested by the holders of those Debentures.

Interest (including contingent interest, if any) on the Debentures will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date (other than an interest payment date coinciding with the stated maturity date or earlier redemption date, repurchase date or change of control repurchase date) of a Debenture falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. If the stated maturity date, redemption date, repurchase date or change of control repurchase date of a Debenture would fall on a day that is not a business day, the required payment of interest, if any, and principal and interest (including contingent interest, if any), will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date, redemption date, repurchase date or change of control repurchase date to such next succeeding business day. The term “business day” means, with respect to any Debenture, any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York or the Federal Reserve Bank of Dallas is closed.

Contingent Interest

Beginning with the period commencing on November 8, 2011 and ending on April 30, 2012, and for each of the six-month periods thereafter commencing on May 1, 2012, we will pay contingent interest on the interest payment date for the applicable interest period if the average trading price (as defined below) of the Debentures during the five trading days ending on the third trading day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the Debentures.

On any interest payment date when contingent interest shall be payable, the contingent interest payable per Debenture will equal an annual rate of 0.25% of the average trading price of such Debenture during the applicable five trading-day reference period. For the United States federal income tax consequences of the contingent interest, see “Important United States Federal Income Tax Considerations.”

We will notify the holders of the Debentures by press release upon a determination that they will be entitled to receive contingent interest with respect to any six-month interest period.

The “trading price” of Debentures on any date of determination means the average of the secondary market bid quotations per $1,000 original principal amount of the Debentures obtained by the trustee for $15 million original principal amount of the Debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select. If three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids will be used, and if only one such bid can reasonably be obtained by the trustee, that one bid will be used. If the trustee cannot reasonably obtain at least one bid for $15 million original principal amount of the Debentures from a nationally recognized securities dealer, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of $1,000 original principal amount of the Debentures, then:

•	for purposes of any determination of whether contingent interest is payable or of the amount of any contingent interest, the trading price of the Debentures on any date of determination will equal the product of (i) the conversion rate for the Debentures and (ii) the average closing price (as defined below) of our common stock on the five trading days ending on such determination date; and

•	for purposes of any determination of whether the condition to conversion of Debentures described under “—Conversion Rights—Conditions to Conversion—Conversion Upon Satisfaction of Trading Price Condition,” we may elect, in our sole discretion, to deem the trading price per $1,000 original principal amount of Debentures to be less than 98% of the product of the closing price of our common stock and the applicable conversion rate.

Conversion Rights

General

Subject to the conditions and during the periods described below, holders may convert their Debentures at any time prior to the close of business on the maturity date into shares of our common stock at a conversion rate as of June 16, 2005 of 32.7209 shares of common stock per $1,000 principal amount of Debentures surrendered for conversion (the “conversion rate”), equal to a conversion price of approximately $30.56 per share, subject to adjustment as set forth in “—Conversion Rate Adjustments” below.

Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below.

We will not issue fractional shares of common stock upon conversion of the Debentures. Instead, we will pay cash based on the closing price of our common stock on the trading day prior to the conversion date for all fractional shares of common stock. You may convert Debentures only in denominations of $1,000 principal amount of Debentures and integral multiples thereof.

Any Debentures called for redemption must be surrendered for conversion prior to the close of business on the second business day prior to the redemption date. If you have exercised your right to require us to repurchase your Debentures as described under “—Repurchase of Debentures at the Option of Holders” or “—Repurchase of Debentures at the Option of Holders Upon a Change of Control,” you may convert your Debentures only if you withdraw your repurchase notice or change of control repurchase notice, as the case may be.

To convert your Debenture (other than a Debenture held in book-entry form through DTC) you must:

•	complete and manually sign the conversion notice on the back of the Debenture (or a facsimile of the conversion notice) and deliver this notice to the conversion agent;

•	surrender the Debenture to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest (including contingent interest, if applicable) payable on the next interest payment date.

Holders of Debentures held in book-entry form through DTC must comply with the requirements in the last three bullets above and follow DTC’s customary practices. The date you comply with these requirements is the conversion date under the indenture. Settlement of our obligation to deliver shares with respect to a conversion will occur in the manner and on the dates described under “—Payment Upon Conversion” below. Any delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of Debentures in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. In addition, we will pay cash for any fractional shares, as described above.

The initial conversion agent is the trustee. The conversion agent will, on your behalf, convert the Debentures into shares of our common stock, cash or a combination of cash and shares of common stock, as applicable. You may obtain copies of the required form of the conversion notice from the conversion agent.

If you deliver a Debenture for conversion, you will not be required to pay any taxes or duties for the issuance or delivery of common stock, if any, upon conversion. However, we will not pay any transfer tax or duty payable as a result of the issuance or delivery of the common stock in a name other than that of the holder of the Debenture. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

By delivering to the holder the number of shares or the amount of cash, if any, determined as set forth below under “—Payment Upon Conversion,” together with cash in lieu of any fractional shares, we will satisfy our obligation with respect to the Debentures. That is, accrued and unpaid interest (including contingent interest, if any) will be deemed to be paid in full rather than cancelled, extinguished or forfeited, except as set forth above under “—Interest.”

Under applicable accounting rules, convertible debt instruments with contingent conversion provisions such as the Debentures must be included in diluted earnings per share computations regardless of whether the contingent conversion conditions have been achieved.

Payment Upon Conversion

Conversion on or Prior to a Redemption Notice Date or the Final Notice Date. In the event that we receive your notice of conversion on or prior to (1) the date on which we give notice of our optional redemption of Debentures as described under “—Optional Redemption by Us” (a “redemption notice date”) or (2) the date that is 20 days prior to maturity (the “final notice date”), the following procedures will apply:

If we choose to satisfy all or any portion of our obligation (the “conversion obligation”) in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as a fixed dollar amount or a fixed percentage of the conversion obligation) at any time on or before the date that is two business days following receipt of your notice of conversion (the “cash settlement notice period”). If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period following the final day of the cash settlement notice period (the “conversion retraction period”). No such retraction can be made (and a conversion notice will be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the business day following the final day of the 20 trading day period beginning on the day after the final day of the conversion retraction period (the “cash settlement averaging period”). Settlement amounts will be computed as follows:

•	If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares equal to (i) the aggregate principal amount of Debentures to be converted divided by 1,000, multiplied by (ii) the conversion rate. In addition, we will pay cash for all fractional shares of common stock as described above under “—Conversion Rights—General.”

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

•	a number equal to (i) the aggregate principal amount of Debentures to be converted divided by 1,000, multiplied by (ii) the conversion rate, and

•	the average closing price of our common stock during the cash settlement averaging period.

•	If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you such cash amount (the “cash amount”) and a number of shares of our common stock equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares calculated as set forth in the first bullet of this paragraph over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 5% of the cash amount, divided by (y) the closing price of our common stock. In addition, we will pay cash for all fractional shares of common stock as described above under “—Conversion Rights—General.” Because, in this case, the number of shares of our common stock that we deliver on conversion will be calculated over a 20 trading day period, holders of Debentures will bear the market risk that our common stock declines in value between each day of the cash settlement averaging period and the day we deliver the shares of common stock upon conversion.

Conversion After a Redemption Notice Date or the Final Notice Date. With respect to conversion notices that we receive after a redemption notice date or the final notice date, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. If we elect to redeem all or a portion of the Debentures, our notice of redemption will inform the holders of our election to deliver shares of our common stock or cash with respect to Debentures converted prior to the redemption date. In addition, at any time on or before the final notice date, if we choose to satisfy all or any portion of the conversion obligation with respect to conversions after the final notice date in cash, we will send a single notice to the trustee of the dollar amount to be satisfied in cash (which must be expressed either as a fixed dollar amount or a fixed percentage of the conversion obligation).

In the event that we receive your notice of conversion after a redemption notice date or the final notice date, the following procedures will apply:

Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “—Conversion on or Prior to a Redemption Notice Date or the Final Notice Date” except that the “cash settlement averaging period” will be the 20 trading day period beginning on the trading day after receipt of your notice of conversion (or in the event we receive your notice of conversion on the business day prior to the maturity date, the 20 trading day period beginning on the trading day after the maturity date). Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period.

If a conversion notice is received from holders of Debentures after a redemption notice date or the final notice date, such holders will not be allowed to retract the conversion notice. Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period. If we do not elect to satisfy any part of the conversion obligation in cash (other than cash in lieu of any fractional shares), delivery of the common shares into which the Debentures are converted (and cash in lieu of any fractional shares) will occur through the conversion agent as described above as soon as practicable on or after the conversion date.

Conditions to Conversion

Holders may surrender their Debentures for conversion into shares of our common stock at the applicable conversion rate prior to stated maturity only under the circumstances described below. Upon determination that holders of Debentures are or will be entitled to convert their Debentures, we will disseminate a press release to that effect.

Conversion Upon Satisfaction of Stock Price Condition. A holder may surrender any of its Debentures for conversion into shares of our common stock during any fiscal quarter commencing after December 31, 2004 (and only during such fiscal quarter) if the closing price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 120% of the then-current conversion price per share of common stock on that 30th trading day.

The “closing price” of our common stock or the capital stock or other equity interest of any of our subsidiaries on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported for composite transactions by the principal United States national or regional securities exchange on which our common stock or the capital stock or equity interest of such subsidiary is traded or, if our common stock or the capital stock or equity interest of such subsidiary is not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market. The closing price will be determined without reference to after-hours or extended market trading. If our common stock or the capital stock or equity interest of such subsidiary is not listed for trading on a United States national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the closing price will be the last quoted bid for our common stock or the capital stock or equity interest of such subsidiary in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock or the capital stock or equity interest of such subsidiary is not so quoted, the closing price will be the average of the midpoint of the last bid and ask prices for our common stock or the capital stock or equity interest of such subsidiary on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

“Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a United States national or regional securities exchange and is not reported by the New York Stock Exchange, on the principal other market on which our common stock is then traded.

Conversion Upon Satisfaction of Trading Price Condition. A holder may surrender any of its Debentures for conversion into our common stock prior to the stated maturity during the five business days immediately following any five consecutive trading-day period in which the trading price per $1,000 original principal amount of the Debentures (as determined following a request by a holder of the Debentures in accordance with the procedures described below) for each day of that period was less than 98% of the product of the closing price of our common stock and the current conversion rate of the Debentures on each such day. However, a holder may not convert Debentures in reliance on this provision after November 1, 2011 if on any trading day during such five consecutive trading-day period the closing price of our common stock was between the applicable conversion price of the Debentures and 120% of the current conversion price of the Debentures.

The trustee will have no obligation to determine the trading price of the Debentures as described in this section unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 original principal amount of Debentures would be less than 98% of the product of the closing price of our common stock and the current conversion rate of the Debentures. At such time, we will instruct the trustee to determine the trading price of the Debentures beginning on the next trading day and on each successive trading day until the trading price per $1,000 original principal amount of Debentures is greater than or equal to 98% of the product of the closing price of our common stock and the current conversion rate of the Debentures.

Conversion Upon Redemption. If we elect to redeem Debentures, holders may convert the Debentures called for redemption into our common stock at any time prior to the close of business on the second business day immediately preceding the redemption date, even if the Debentures are not otherwise convertible at such time.

Conversion Upon Specified Corporate Transactions. If we elect to:

•	distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at a price per share of less than the closing price of a share of our common stock on the record date for the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value, as determined by our board of directors, exceeding 10% of the closing price of a share of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the Debentures at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their Debentures for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the Debentures are not otherwise convertible at such time. However, a holder may not exercise this right to convert if such holder may participate in the distribution without conversion. The “ex-dividend date” is the first date upon which a sale of the common stock, regular way on the relevant exchange or in the relevant market for our common stock, does not automatically transfer the right to receive the relevant dividend or distribution from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which all or substantially all of our common stock is converted into, exchanged for, acquired for or constitutes solely the right to receive cash, securities or other property a holder may surrender Debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction (or if such results in holders having a right to require us to repurchase their Debentures, until the second business day immediately preceding the applicable change of control repurchase date). If any such consolidation, merger, binding share exchange or transfer is terminated prior to its effective date, the submission of any Debentures for conversion in connection therewith and the right to convert will be revoked and such Debentures will be returned to the holder thereof. If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into, exchanged for, acquired for or constitutes solely the right to receive cash, securities or other property then at the effective time of the transaction, the right to convert a Debenture into our common stock will be changed into a right to convert a Debenture into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its Debentures immediately prior to the transaction.

If the transaction also constitutes a change of control, as defined below, a holder can require us to repurchase all or a portion of its Debentures as described below under “—Repurchase of Debentures at the Option of Holders Upon a Change of Control.”

Conversion Rate Adjustments

We will adjust the conversion rate for the Debentures if any of the following events occur:

(1) we issue shares of our common stock as a dividend or distribution on our common stock;

(2) we issue to all holders of common stock certain rights, options or warrants entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at a price per share which is less than the closing price of a share of our common stock on the record date for such distribution; provided, that the applicable conversion rate will be readjusted to the extent that such rights, options or warrants are not exercised prior to their expiration;

(3) we subdivide or combine our common stock;

(4) we distribute to all holders of our common stock shares of capital stock, evidences of indebtedness or assets, including securities (but excluding rights, options or warrants listed in (2) above, dividends or distributions listed in (1) above and distributions consisting of cash), in which event the applicable conversion rate will be increased by multiplying such conversion rate by a fraction,

•	the numerator of which will be the current market price of our common stock and

•	the denominator of which will be the current market price of our common stock minus the fair market value, as determined by our board of directors, of the portion of those shares of capital stock, evidences of indebtedness or assets so distributed applicable to one share of common stock.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then each conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities (where such closing sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

(5) we distribute cash, excluding any dividend or any distribution in connection with our liquidation, dissolution or winding up, in which event the applicable conversion rate will be increased by multiplying such conversion rate by a fraction,

•	the numerator of which will be the current market price of our common stock and

•	the denominator of which will be the current market price of our common stock minus the amount per share of such cash dividend (as determined below) or distribution;

(6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing price of our common stock on the trading day next succeeding the expiration of such tender or exchange offer, in which event the applicable conversion rate will be increased by multiplying such conversion rate by a fraction,

•	the numerator of which will be the sum of (x) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (y) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer; and

(7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer with respect to which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer, in which event the applicable conversion rate will be increased by multiplying such conversion rate by a fraction,

•	the numerator of which will be the sum of (x) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares purchased in such tender or exchange offer and (y) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

The adjustment referred to in this clause (7) will be made only if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the expiration of the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

“Current market price” of our common stock on any day means the average of the closing price per share of our common stock for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the ex-dividend date with respect to the issuance or distribution requiring such computation.

To the extent that we have a rights plan in effect upon conversion of the Debentures into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case each conversion rate will be adjusted at the time of separation as described in clause (4) above, as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

The holders of the Debentures may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In addition, non-U.S. holders of Debentures may, in certain circumstances, be deemed to have received a distribution subject to United States federal withholding tax. See “Important United States Federal Income Tax Considerations—U.S. Holders—Conversion Rate Adjustments” and “Important United States Federal Income Tax Considerations—Non U.S. Holders—Conversion Rate Adjustments.”

To the extent permitted by law, we may, from time to time, increase the applicable conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days notice of any increase in the applicable conversion rate. In addition, we may increase the applicable conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.

Except as described above in this section, we will not adjust the applicable conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Adjustment to Conversion Rate Upon a Change of Control

General

If and only to the extent you elect to convert your Debentures in connection with a transaction described under the definition of change of control as described below under “—Repurchase of Debentures at the Option of Holders Upon a Change of Control” that occurs on or prior to November 1, 2011, we will increase the conversion rate for the Debentures surrendered for conversion by a number of additional shares (the “additional shares”) as described below. Notwithstanding the first sentence of this paragraph, if we elect to adjust the conversion rate and our conversion obligation as described in “Adjustment to Conversion Rate upon a Change of Control—Conversion After a Public Acquirer Change of Control,” the provisions described in that section will apply instead of the provisions described in this paragraph.

The number of additional shares will be determined by reference to the table below, based on the date on which such change of control transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common stock in such change of control transaction. If holders of our common stock receive only cash in such change of control transaction, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the closing sale prices of our common stock on the five trading days prior to but not including the effective date of such change of control transaction.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the Debentures is adjusted, as described above under “—Conversion Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the hypothetical stock price and number of additional shares to be issuable per $1,000 principal amount of Debentures:

	Stock Price (In U.S. dollars)
Effective Date	21.45	23.43	25.60	27.97	30.56	33.39	36.48	39.85	43.55	47.58	51.98	56.79	62.05	67.79	74.07
November 1, 2004	14.3	12.2	10.5	9.0	7.7	6.6	5.4	4.7	3.9	3.3	2.7	2.3	1.8	1.5	1.2
November 1, 2005	14.0	11.9	10.2	8.6	7.2	6.2	5.1	4.2	3.6	3.0	2.4	2.0	1.7	1.4	1.1
November 1, 2006	13.8	11.6	9.9	8.3	6.8	5.7	4.8	3.9	3.3	2.6	2.1	1.8	1.4	1.1	0.9
November 1, 2007	13.7	11.3	9.5	8.0	6.5	5.3	4.4	3.5	2.9	2.3	1.8	1.5	1.2	0.9	0.8
November 1, 2008	13.5	11.1	9.2	7.4	5.9	4.8	3.8	3.0	2.3	1.8	1.4	1.1	0.9	0.6	0.5
November 1, 2009	13.4	10.8	8.7	6.8	5.1	4.1	3.2	2.3	1.7	1.4	0.9	0.6	0.5	0.3	0.3
November 1, 2010	13.2	10.4	8.0	5.9	4.1	3.2	2.1	1.4	0.9	0.6	0.3	0.2	0.2	0.2	0.0
November 1, 2011	9.2	6.6	4.7	2.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

The stock prices and additional share amounts set forth above are based upon a split-adjusted common stock price of $21.45 at October 26, 2004 and a split-adjusted conversion price of $30.56.

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	if the stock price is in excess of $74.07 per share (subject to adjustment), no additional shares will be issuable upon conversion.

•	if the stock price is less than $21.45 per share (subject to adjustment), no additional shares will be issuable upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 46.6274 per $1,000 principal amount of Debentures, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Conversion After a Public Acquirer Change of Control

Notwithstanding the foregoing provisions, in the case of a public acquirer change of control (as defined below), we may, in lieu of increasing the conversion rate by additional shares as described in “—General” above, elect to adjust the conversion rate and the related conversion obligation such that, from and after the effective date of such public acquirer change of control, holders of the Debentures will be entitled to convert their Debentures (subject to the satisfaction of the conditions to conversion described under “—Conversion Rights—Conditions to Conversion” above) into a number of shares of public acquirer common stock (as defined below) by multiplying the conversion rate in effect immediately before the public acquirer change of control by a fraction:

•	the numerator of which will be (i) in the case of a consolidation, merger or binding share exchange, pursuant to which our common stock is converted into or exchanged for the right to receive cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change of control, the average of the last closing price of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control, and

•	the denominator of which will be the average of the last closing prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control.

A “public acquirer change of control” means any event constituting a change of control that would otherwise obligate us to increase the conversion rate as described above under “—General” and the acquirer (or any entity that is a directly or indirectly wholly-owned subsidiary of the acquirer) has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change of control (the “public acquirer common stock”). Upon a public acquirer change of control, if we so elect, holders may convert their Debentures (subject to the satisfaction of the conditions to conversion described under “—Conversion Rights—Conditions to Conversion” above) at the adjusted conversion rate described in the preceding paragraph but will not be entitled to the increased conversion rate described under “—General.” We are required to notify holders of our election in our notice to holders of such transaction. As described under “—Conversion Rights—Conditions to Conversion—Conversion Upon Specified Corporate Transactions,” holders may convert their Debentures upon a public acquirer change of control during the period specified therein.

Payment at Maturity

Each holder of $1,000 principal amount of Debentures shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest (including contingent interest, if any).

We will pay principal on:

•	global Debentures to DTC in immediately available funds; and

•	any definitive Debentures at our office or agency maintained for that purpose, which initially will be the office or agency of the trustee in The City of New York or Houston, Texas.

Optional Redemption by Us

Prior to November 8, 2011, the Debentures will not be redeemable at our option. At any time on or after November 8, 2011, we may redeem some or all of the Debentures for cash at 100% of their principal amount, plus accrued and unpaid interest (including contingent interest, if any) to but excluding the redemption date.

We will give at least 30 days’ but not more than 60 days’ notice of redemption by mail to holders of Debentures. Debentures or portions of Debentures called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date.

If we do not redeem all of the Debentures, the trustee will select the Debentures to be redeemed in principal amounts of $1,000 or integral multiples thereof, by lot or on a pro rata basis. If any Debentures are to be redeemed in part only, we will issue a new Debenture or Debentures with a principal amount equal to the unredeemed principal portion thereof. If a portion of your Debentures is selected for partial redemption and you convert a portion of your Debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

We may not redeem the Debentures if we have failed to pay any interest (including contingent interest, if any) on the Debentures when due and such failure to pay is continuing. We will notify all of the holders if we redeem any of the Debentures.

Repurchase of Debentures at the Option of Holders

Holders of Debentures may require us to repurchase all or a portion of their Debentures on November 1, 2011, 2014 or 2019.

In each case, the repurchase price will be equal to 100% of the principal amount of the Debentures being repurchased, plus accrued and unpaid interest (including contingent interest, if any) to but excluding the repurchase date.

In connection with any repurchase of Debentures, we will notify the holders of Debentures, not less than 20 business days prior to any repurchase date, of their repurchase right, the repurchase price, the repurchase date and the repurchase procedures. To exercise the repurchase right, you must deliver, prior to the close of business on the business day immediately preceding the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the Debentures with respect to which your right is being exercised, if such Debentures are in certificated form. You may withdraw this notice by delivering to the trustee a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to securityholders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Debentures. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent applicable at that time.

If the paying agent holds money sufficient to pay the repurchase price of the Debentures which holders have elected to require us to repurchase on the repurchase date in accordance with the terms of the indenture, then, at the close of business on the business day immediately preceding the repurchase date, those Debentures will cease to be outstanding and interest (and contingent interest, if any) on the Debentures will cease to accrue, whether or not the Debentures are delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the Debentures.

No Debentures may be repurchased by us at the option of the holders if the principal amount of the Debentures has been accelerated, and such acceleration has not been rescinded on or prior to such repurchase date. Our ability to repurchase Debentures is subject to important limitations. Our ability to repurchase the Debentures may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the Debentures that might be delivered by holders of Debentures seeking to exercise the repurchase right.

Repurchase of Debentures at the Option of Holders Upon a Change of Control

If a change of control, as described below, occurs, you will have the right to require us to repurchase for cash all of your Debentures not previously called for redemption, or any portion of those Debentures that is equal to $1,000 in principal amount or integral multiples thereof, at a purchase price (the “change of control repurchase price”) equal to 100% of the principal amount of all Debentures you require us to repurchase plus accrued and unpaid interest (and contingent interest, if any) on those Debentures to but excluding the change of control repurchase date.

Certain of our debt agreements may prohibit our redemption or repurchase of the Debentures and provide that a change in control constitutes an event of default.

We may not repurchase any Debentures at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the Debentures when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

If a change of control were to occur, we may not have sufficient funds available to us to pay the change in control repurchase price for the Debentures tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of such debt to accelerate or require us to repurchase such debt upon the occurrence of events similar to a change in control. Our failure to repurchase the Debenture upon a change of control will result in an event of default under the indenture.

A “change of control” means any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock or assets are exchanged for, converted into, acquired for or constitutes solely the right to receive cash, securities or other property; provided that a change of control will not be deemed to occur if at least 90% of the consideration (other than cash payments for fractional shares and cash payments made in respect of dissenters’ rights) to be received consists of shares of capital stock that has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the issuer thereof and that is traded or scheduled to be traded immediately following such transaction or event on a national securities exchange or the Nasdaq National Market.

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to securityholders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Debentures. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent applicable at that time.

If the paying agent holds money sufficient to pay the change of control repurchase price of the Debentures that holders have elected to require us to repurchase on the change of control repurchase date in accordance with the terms of the indenture, then, at the close of business on the business day immediately preceding the change of control repurchase date, those Debentures will cease to be outstanding and interest (and contingent interest, if any) on the Debentures will cease to accrue, whether or not the Debentures are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change of control repurchase price upon delivery of the Debentures.

The foregoing provisions would not necessarily protect holders of the Debentures if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change of control with respect to the change of control repurchase feature of the Debentures but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

No Debentures may be repurchased by us at the option of the holders upon a change of control if the principal amount of the Debentures has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

The change of control repurchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of our company. The change of control repurchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

Instead, the change of control repurchase feature is a standard term contained in securities similar to the Debentures.

We will not be required to make a change of control repurchase offer upon a change of control if a third party makes the change of control repurchase offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a change of control repurchase offer made by us and purchases all Debentures validly tendered and not withdrawn under such change of control repurchase offer.

Merger and Sales of Assets

The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person, if other than us, assumes all our obligations under the Debentures and the indenture; and

•	we or such successor are not then or immediately thereafter in default under the indenture.

The occurrence of certain of the foregoing transactions could also constitute a change of control. See “—Repurchase of Debentures at the Option of Holders Upon a Change of Control.”

This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

Events of Default

Each of the following constitutes an event of default under the indenture:

•	default in our obligation to convert any Debenture into shares of our common stock (or settle such conversion in cash or a combination of cash and common stock as provided for in the indenture) upon exercise of a holder’s conversion right;

•	default in our obligation to repurchase any Debenture at the option of holders or at the option of holders upon a change of control;

•	default in our obligation to redeem any Debenture after we have exercised our redemption option;

•	default in our obligation to pay the principal amount of any Debenture at maturity when due and payable;

•	default in our obligation to pay any interest (and contingent interest, if any) on any Debenture when due and payable, and continuance of such default for a period of 30 days;

•	our failure to provide notice of the occurrence of a change of control as required by the indenture, and continuance of such failure for a period of 30 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the Debentures or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Debentures then outstanding;

•	a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money by us or our designated subsidiaries in an aggregate amount of $10 million or more, unless the acceleration is rescinded or annulled within 30 days after written notice of default is given to us by the trustee or holders of not less than 25% in aggregate principal amount of the Debentures then outstanding; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our designated subsidiaries or any group of two or more subsidiaries that, taken as a whole, would constitute a designated subsidiary.

A “designated subsidiary” means any existing or future, direct or indirect, subsidiary of ours whose assets constitute 15% or more of our total assets on a consolidated basis.

Our obligations under the indenture are not intended to provide creditor rights for amounts in excess of par plus accrued and unpaid interest (and contingent interest, if any).

The indenture provides that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the Debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first five bullets above.

If certain events of default specified in the last bullet point above occurs and is continuing, then automatically the principal amount of the Debentures then outstanding plus accrued and unpaid interest (and contingent interest, if any) through such date will become immediately due and payable. If any other event of default occurs and is continuing (the default not having been cured or waived as provided under “—Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the Debentures may declare the Debentures due and payable at their principal amount plus any accrued and unpaid interest (and contingent interest, if any) and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Debentures upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of Debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the Debentures, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

The indenture (including the terms and conditions of the Debentures) cannot be modified or amended without the written consent or the affirmative vote of the holder of each Debenture to:

•	change the maturity of any Debenture or the payment date of any installment of interest (and contingent interest, if any) payable on any Debentures;

•	reduce the principal amount of, or any interest (and contingent interest, if any), redemption price, change of control repurchase price or repurchase price on, any Debenture;

•	impair or adversely affect the conversion rights of the holders of Debentures;

•	change the currency of payment of such Debentures or interest, contingent interest, redemption price, change of control repurchase price or repurchase thereon;

•	alter the manner of calculation or rate of accrual of interest (and contingent interest, if any), redemption price, change of control repurchase price or repurchase price on any Debenture or extend the time for payment of any such amount;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any Debenture;

•	modify our obligation to maintain an office or agency in The City of New York;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders or the conversion rights of holders of the Debentures;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of Debentures;

•	reduce the percentage in aggregate principal amount of Debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of Debentures outstanding required for any other waiver under the indenture.

Changes Requiring Majority Approval

The indenture (including the terms and conditions the Debentures) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the Debentures.

Changes Requiring No Approval

The indenture (including the terms and conditions of the Debentures) may be modified or amended by us and the trustee, without the consent of the holder of any Debenture, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of Debentures;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of Debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of Debentures in the case of a merger, consolidation, conveyance, transfer or lease;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of Debentures in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of Debentures in any material respect; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture that will not adversely affect the interests of the holders of Debentures in any material respect.

Form, Denomination and Registration

Denomination and Registration

The Debentures were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

Global Debentures

The Debentures are evidenced by one or more global Debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co., as DTC’s nominee.

Record ownership of the global Debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global Debentures directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global Debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global Debentures, Cede & Co. for all purposes will be considered the sole holder of the global Debentures. Except as provided below, owners of beneficial interests in the global Debentures:

•	will not be entitled to have certificates registered in their names; and

•	will not be considered holders of the global Debentures.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal, interest, contingent interest, the redemption price, change of control repurchase price or repurchase price on the global Debentures to Cede & Co., the nominee of DTC, as the registered owner of the global Debentures. None of us, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global Debentures to owners of beneficial interests in the global Debentures.

It is DTC’s current practice, upon receipt of any payment on the global Debentures, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the Debentures represented by the global Debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Debentures represented by the global Debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to convert your Debentures into common stock pursuant to the terms of the Debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the Debentures represented by global Debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

We will issue the Debentures in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, or DTC ceases to be a clearing agency registered under the Exchange Act. In addition, beneficial interests in a global Debenture may be exchanged for definitive certificated Debentures upon request by or on behalf of DTC in accordance with customary procedures. We may determine at any time and in our sole discretion that Debentures shall no longer be represented by global Debentures, in which case we will issue certificates in definitive form in exchange for the global Debentures.

Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Debentures, including, without limitation, the presentation of Debentures for conversion or repurchase as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Debentures are credited and only for the principal amount of the Debentures for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the Debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global Debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global Debentures.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Governing Law

The indenture and the Debentures are governed by, and will be construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

JPMorgan Chase Bank as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the Debentures. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

IMPORTANT UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax consequences of the purchase, ownership, conversion and disposition of the Debentures and the ownership and disposition of our common stock received upon a conversion of Debentures.

This discussion:

•	does not purport to be a complete analysis of all the potential tax consequences that may be important to an investor based on the investor’s particular tax situation;

•	is based on the current provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the “Internal Revenue Code,” the existing applicable United States federal income tax regulations promulgated or proposed under the Internal Revenue Code, which we refer to as the “Treasury Regulations,” judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, and which are subject to differing interpretations;

•	is applicable only to holders who:

•	are beneficial owners of Debentures or our common stock received upon a conversion of Debentures; and

•	hold the Debentures and our common stock as capital assets for United States federal income tax purposes;

•	does not describe all of the United States federal income tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:

•	banks, thrifts, regulated investment companies or other financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	pension funds;

•	dealers and certain traders in securities or foreign currency;

•	persons holding the Debentures or our common stock as part of a position in a constructive sale transaction, “straddle,” “hedge,” “conversion” or other risk reduction or integrated transaction for United States federal income tax purposes;

•	individuals subject to special rules as a result of the termination of their United States citizenship or residency;

•	holders subject to the alternative minimum tax;

•	corporations that accumulate earnings in order to avoid United States federal income tax;

•	U.S. holders (as defined below) that have a functional currency that is not the United States dollar;

•	non-U.S. holders (as defined below) subject to special rules under the Internal Revenue Code, such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies”; and

•	partnerships and other pass-through entities for United States federal income tax purposes that hold the Debentures or our common stock and investors holding interests in such partnerships or pass-through entities;

•	does not discuss any possible applicability of any state, local or non-United States taxes and any United States federal tax other than the income tax, including but not limited to the United States federal gift tax and estate tax; and

•	does not discuss any reporting requirements of or other consequences under the Treasury Regulations relating to certain tax shelter transactions.

We have not sought and will not seek any rulings from the Internal Revenue Service with respect to any matter discussed herein. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax characterizations and tax consequences set forth below.

Prospective investors are urged to consult with their own tax advisors concerning the United States federal, state, local and non-United States income and other tax consequences of the purchase, ownership, conversion and other disposition of the Debentures and the ownership and disposition of the common stock received upon conversion of the Debentures.

As used herein, the term “U.S. holder” means a beneficial owner of a Debenture or our common stock received upon conversion of Debentures that, for United States federal income tax purposes, is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the trust’s administration, and one or more “United States persons” (as defined in section 7701(a)(30) of the Internal Revenue Code) have the authority to control all of the substantial decisions of that trust.

Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to such date may also be treated as U.S. holders.

If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, is a holder of Debentures or our common stock received upon a conversion of Debentures, then the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Persons that are partners of a partnership holding the Debentures or our common stock should consult their own tax advisors.

The term “non-U.S. holder” means any beneficial owner of a Debenture or common stock received upon the conversion of Debentures that is neither a U.S. holder nor a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes. A non-U.S. holder should see the discussion under the heading “—Non-U.S. Holders” below for more information.

This summary of material United States federal income tax considerations is for general information only and is not legal or tax advice. Investors considering the purchase of Debentures are urged to consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other United States federal tax other than the income tax, the laws of any state, local or non-U.S. taxing jurisdiction and any applicable treaty.

Opinion as to United States Federal Income Tax Treatment

We have been advised by our counsel, Jones Day, that, in their opinion, the Debentures will be treated for United States federal income tax purposes as debt instruments that are subject to Treasury Regulations governing contingent payment debt instruments, which we refer to as the “contingent debt regulations.”

Classification of the Debentures

Pursuant to the terms of the indenture, we and each holder agree to treat the Debentures, for United States federal income tax purposes, as indebtedness that is subject to the contingent debt regulations and to be bound by our application of the contingent debt regulations to the Debentures, including our determination of the rate at which interest will be deemed to accrue on the Debentures and the schedule of projected payments on the Debentures, which we refer to as the “projected payment schedule.” The remainder of this discussion assumes that the Debentures will be treated in accordance with these agreements and determinations.

No legal or administrative authority directly addresses the treatment of all aspects of the Debentures for United States federal income tax purposes. The Internal Revenue Service has issued Revenue Ruling 2002-31 and Notice 2002-36, in which the Internal Revenue Service addressed the United States federal income tax classification and treatment of a contingent convertible debt instrument that bears similarities to, but is not identical to, the Debentures. In this published guidance, the Internal Revenue Service concluded that the debt instrument addressed therein was subject to the contingent debt regulations. In addition, the Internal Revenue Service clarified various aspects of the applicability to the debt instrument addressed therein of certain other provisions of the Internal Revenue Code. The applicability of the contingent debt regulations, Revenue Ruling 2002-31 and Notice 2002-36 to any particular debt instrument, such as the Debentures, is uncertain. In addition, no rulings have been sought or are expected to be sought from the Internal Revenue Service in respect of any of the United States federal income tax consequences discussed below. The Internal Revenue Service could take contrary positions and, as a result, it may not agree with the tax characterizations and tax consequences described below. A different treatment of the Debentures for United States federal income tax purposes could significantly alter the amount, timing, character and treatment of income, gain or loss recognized in respect of the Debentures from the tax consequences described below and could require a holder to accrue interest income at a rate different than the “comparable yield” described below.

The remainder of this discussion assumes that the Debentures will be treated as indebtedness subject to the contingent debt regulations.

U.S. Holders

Interest on the Debentures

Under the contingent debt regulations, actual cash payments on the Debentures, including payments of contingent interest, if any, will not be reported separately as taxable income, but, instead, will be taken into account under such regulations in determining the amount of interest income that accrues on the Debentures. As discussed more fully below, the effect of the contingent debt regulations will be to:

•	require each U.S. holder, regardless of such holder’s regular method of tax accounting, to use the accrual method in respect of the Debentures;

•	require each U.S. holder to accrue and include interest income on the Debentures on a constant yield to maturity basis for each accrual period equal to (i) the product of the adjusted issue price, as defined below, of the Debentures as of the beginning of the accrual period and the comparable yield, as defined below, of the Debentures, adjusted for the length of the accrual period, (ii) divided by the number of days in the accrual period and (iii) multiplied by the number of days during the accrual period that the U.S. holder held the Debentures;

•	if the actual amount of a contingent payment is not equal to the projected amount, require appropriate adjustments to reflect this difference in the tax year of such payment; and

•	generally result in ordinary rather than capital treatment of any gain and, to some extent, loss on the sale, exchange, repurchase or redemption of the Debentures.

Accordingly, a U.S. holder may be required to include interest in its taxable income in any tax year in an amount significantly in excess of the interest payments, including contingent interest payments, that it actually receives in that year.

The “adjusted issue price” of a Debenture for any accrual period means its issue price, as defined above, increased by any interest income previously accrued thereon, determined without regard to any adjustments to interest accruals, as described below, and decreased by the amount of any projected payments scheduled to be made in respect of the Debentures for prior accrual periods without regard to the actual amount paid.

Under the contingent debt regulations, we are required to establish the “comparable yield” of the Debentures. The comparable yield of the Debentures is the annual yield we would incur, as of the initial issue date, on a fixed rate nonconvertible debt instrument with no contingent payments and with terms and conditions otherwise comparable to the Debentures. In no event will the comparable yield be less than the “applicable federal rate” determined by the Secretary of the Treasury. Accordingly, we have determined the comparable yield to be 6.75% compounded semi-annually.

We are required to provide to U.S. holders, solely for determining the amount of interest accruals for United States federal income tax purposes, the projected payment schedule for the Debentures. This schedule must produce the comparable yield. Our determination of the projected payment schedule for the Debentures includes estimates of the timing and amounts of payments of contingent interest and an estimate of a payment that takes into account the terms of the Debentures’ conversion feature.

Under the indenture and as required by the contingent debt regulations, for United States federal income tax purposes, each holder is required to use the comparable yield and projected payment schedule established by us in determining its interest accruals in respect of the Debentures and the adjustments to such interest accruals described below. U.S. holders may obtain the projected payment schedule by submitting a written request to us at the address set forth under “Where You Can Find More Information.”

The precise manner of calculating the comparable yield is not entirely clear. Moreover, our determinations of the comparable yield and the projected payment schedule are not binding on the Internal Revenue Service and it could challenge such determinations. If it did so, and if any such challenge was successful, then the amount and timing of interest income accruals of the U.S. holders would be different from those reported by us or included on previously filed tax returns by the U.S. holders.

The comparable yield and projected payment schedule have not been determined for any purpose other than for use in the determination of interest accruals and adjustments thereof in respect of the Debentures for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable to the holders of the Debentures.

Adjustments to Interest Accruals on the Debentures

If a U.S. holder receives actual payments in respect of the Debentures in a tax year that, in the aggregate, exceed the aggregate amount of projected payments under the projected payment schedule for that tax year, then the U.S. holder will have a “net positive adjustment” equal to the amount of such excess. The U.S. holder will be required to treat a “net positive adjustment” as additional interest income for such tax year. For this purpose, the payments in a tax year include the fair market value of any property, including our common stock received upon conversion of the Debentures.

If a U.S. holder receives actual payments in respect of the Debentures in a tax year that, in the aggregate, are less than the aggregate amount of the projected payments under the projected payment schedule for that tax year, then the U.S. holder will have a “net negative adjustment” equal to the amount of the deficit. A net negative adjustment will (a) reduce the U.S. holder’s interest income on the Debentures for that tax year, and (b) to the extent of any excess after the application of clause (a), give rise to an ordinary loss to the extent of such holder’s total interest income in respect of the Debentures during prior tax years, reduced to the extent the interest income was offset by prior net negative adjustments treated as ordinary loss. A negative adjustment is not subject to the limitation imposed on itemized deductions under Section 67 of the Internal Revenue Code. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward to offset future interest income in respect of the Debentures or to reduce the amount realized upon a sale, exchange, conversion, repurchase or redemption of the Debentures.

Sale, Exchange, Conversion, Repurchase or Redemption of the Debentures

In general, the sale, exchange, conversion, repurchase or redemption of a Debenture may result in taxable gain or loss to a U.S. holder. As described above, our calculation of the comparable yield and the projected payment schedule for the Debentures take into account the potential receipt of our common stock and/or cash upon the surrender of Debentures for conversion as a contingent payment in respect of the Debentures. Accordingly, we intend to treat the receipt of our common stock and/or cash by a U.S. holder upon the conversion of a Debenture as a contingent payment under the contingent debt regulations. As described above, U.S. holders are bound to follow our determination of the comparable yield and our projected payment schedule. Under this treatment, a conversion of the Debentures may result in gain or loss to a U.S. holder, which will be treated as ordinary income or loss to the extent described below. The amount of gain or loss on a sale, exchange, conversion, repurchase or redemption will be measured by the difference between:

•	the amount of cash, plus the fair market value of any property received by the U.S. holder, including the fair market value of any our common stock received upon a conversion of Debentures; reduced by

•	the U.S. holder’s adjusted tax basis in the Debentures.

A U.S. holder’s adjusted tax basis in a Debenture on any date will be equal to such U.S. holder’s original purchase price for the Debenture, subject to adjustments. These adjustments include an increase for any interest income previously accrued by the U.S. holder under the contingent debt regulations as described above, determined without regard to any net positive or negative adjustments to interest accruals described above, and a decrease equal to the amount of any projected payments, as described above, scheduled to be made on the Debentures for prior accrual periods to the U.S. holder through that date without regard to the actual amount paid.

Gain recognized upon a sale, exchange, conversion, repurchase or redemption of a Debenture will be treated as ordinary interest income. Any loss recognized upon a sale, exchange, conversion, repurchase or redemption of a Debenture will be treated as an ordinary loss to the extent of the excess of previous interest inclusions, including prior net positive adjustments, over the total net negative adjustments previously taken into account as ordinary loss, and thereafter as capital loss. Any recognized capital loss will be long-term if the Debenture is held for more than one year. The deductibility of capital loss is subject to limitations.

Upon conversion of a Debenture into our common stock and/or cash, any accrued and unpaid interest on such Debenture shall be deemed to be paid by the receipt of such common stock and/or cash. A U.S. holder’s initial tax basis in our common stock received upon a conversion of a Debenture will equal the then current fair market value of such common stock at the time of conversion. The holding period of the common stock received upon conversion will commence on the day immediately following the date of conversion.

Distributions on Common Stock

Distributions to a U.S. holder on our common stock, other than certain pro rata distributions of common shares, will be treated as dividends to the extent payable out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, as of the end of the tax year of the distribution. Dividends will be includible in gross income by the U.S. holder and taxable as ordinary income when received or accrued, in accordance with such U.S. holder’s method of tax accounting.

To the extent that a U.S. holder receives a distribution on our common stock that would have constituted a dividend for United States federal income tax purposes had it not exceeded our current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, which reduces the holder’s tax basis in its shares of our common stock and, thereafter, will be treated as capital gain.

Dividends received by non-corporate U.S. holders, including individuals, on our common stock in tax years beginning on or before December 31, 2008 may be subject to tax at lower rates applicable to long term capital gains, provided that certain conditions are met. Dividends paid and constructive dividends deemed paid to corporate U.S. holders may qualify for a dividends received deduction, provided that certain conditions are met. U.S. holders should consult their own tax advisors concerning the applicability of these rules to their particular circumstances.

Sale or Other Taxable Disposition of Common Stock

Unless a nonrecognition provision applies, gain or loss realized by a U.S. holder upon the sale or other disposition of our common stock received upon conversion of a Debenture generally will be recognized as capital gain or loss for United States federal income tax purposes and, if the U.S. holder held the disposed common stock for more than one year, long term capital gain or loss. The amount of the U.S. holder’s gain or loss will be equal to the difference between (i) the amount of cash and the fair market value of any property received in exchange for the common stock disposed of and (ii) the U.S. holder’s adjusted tax basis in the common stock. Long term capital gain recognized by certain non-corporate U.S. holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of a capital loss is subject to limitations.

Conversion Rate Adjustments

Under certain circumstances described under the heading “Description of the Debentures—Conversion Rights—Conversion Rate Adjustments” above, the conversion rate of the Debentures may be adjusted. The United States federal income tax treatment to a U.S. holder of such a conversion rate adjustment is unclear.

If at any time we distribute cash or other property to our stockholders that would be a taxable distribution to them for United States federal income tax purposes and the conversion rate of the Debentures is increased, then this increase may be treated as a deemed taxable distribution to the holders of the Debentures. Such a deemed distribution generally will occur where the conversion rate adjustment either: (i) is made to compensate holders of the Debentures for any cash or other property distributions made to our stockholders or (ii) does not merely have the effect of preventing dilution of the interests of holders of the Debentures in our earnings and profits or assets. In this regard, an increase in the conversion rate in accordance with the anti-dilution provisions of the Debentures in the event of stock dividends or the distribution of rights to our stockholders to subscribe for our stock generally should not result in such a deemed distribution. Any such deemed distributions would be treated, at the time of the conversion rate adjustment, as either taxable dividends, a return of capital or capital gain, as discussed under the heading “—Distributions on Common Stock” above. The amount of any such deemed distribution taxable as a dividend to a U.S. holder will increase such holder’s tax basis in its Debentures. Alternatively, a conversion rate adjustment could be viewed as not resulting in a deemed distribution to the holders of the Debentures, in which case, any additional cash or shares of our common stock received by a U.S. holder upon conversion of the Debentures as a result of such an adjustment would be taken into account as a contingent payment under the contingent debt regulations.

We are required to increase the conversion rate of the Debentures in connection with a change of control transaction that occurs on or prior to November 1, 2011, as described under “Description of Debentures—Adjustment to Conversion Rate Upon a Change of Control.” above. The United States federal income tax treatment to a U.S. holder of such a change in conversion rate is unclear. We intend to take the position that such increase should not result in a deemed distribution to U.S. holders and any additional cash or our common stock received by U.S. holders upon a conversion of Debentures as a result of such an adjustment should be taken into account as a contingent payment under the contingent debt regulations. Alternatively, such a change in conversion rate could result in a deemed distribution, subject to the treatment described in the previous paragraph.

U.S. holders should consult their own tax advisors regarding the tax consequences to them of an adjustment in the conversion rate of the Debentures.

Non-U.S. Holders

Payments on the Debentures

Subject to the discussion below concerning “5% stockholders,” all payments on the Debentures made to a non-U.S. holder, including the issuance of our common stock and the payment of cash pursuant to a conversion (other than possibly a portion of any such payment that is attributable to certain adjustments of the conversion rate), and any gain on the sale, exchange, repurchase or redemption of Debentures, which is treated as ordinary income as described under the heading “—U.S. Holders—Sale, Exchange, Conversion, Repurchase or Redemption of the Debentures,” generally will be exempt from United States federal income and withholding tax, provided that:

•	such payments are not effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States;

•	the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not a “controlled foreign corporation” that is related, directly or indirectly, to us through stock ownership within the meaning of the applicable sections of the Internal Revenue Code;

•	the Debentures and the common stock received upon conversion of the Debentures are and continue to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Internal Revenue Code; and

•	the non-U.S. holder certifies, under penalty of perjury, prior to the payment of any such amounts on a properly executed and delivered Internal Revenue Service Form W-8BEN or other form, if applicable, that it is not a “United States person” for United States federal income tax purposes and provides its name and address.

We believe that we are a United States real property holding corporation for United States federal income tax purposes. However, so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder (i) who owns, at any time during the shorter of the five-year period ending on the date of disposition of a Debenture or the non-U.S. holder’s holding period for the Debenture (the “applicable period”), more that 5% of the Debentures if the Debentures are regularly traded on an established securities market, (ii) who owns Debentures with a value greater than 5% of our common stock as of the latest date such Debentures were acquired if the Debentures are not traded on a regular securities market or (iii) who actually or constructively owns at any time during the applicable period more than 5% of our common stock (each, a “5% stockholder”) will be subject to United States tax on a sale, exchange or retirement of the Debentures. Non-U.S. holders who are or may become 5% stockholders are strongly encouraged to consult their tax advisors with respect to the United States tax consequences of the ownership and disposition of Debentures.

The certification described above may be provided by a securities clearing organization, a bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business. Under the Treasury Regulations, this certification may also be provided by a qualified intermediary on behalf of one or more beneficial owners or other intermediaries, provided that the intermediary has entered into a withholding agreement with the Internal Revenue Service and other conditions are met.

A non-U.S. holder that is not exempt from tax under these rules generally will be subject to United States federal withholding tax at a gross rate of 30%, subject to an exemption or reduction under an applicable income tax treaty, unless the interest is effectively connected with the conduct by the non-U.S. holder of a United States trade or business, as described under the heading “—United States Trade or Business” below. Non-U.S. holders should consult applicable income tax treaties, which may provide reduced rates of, or an exemption from, United States federal withholding tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim a reduction of, or an exemption from, withholding tax pursuant to the applicable income tax treaties. A non-U.S. holder may meet the certification requirements under this paragraph by providing an Internal Revenue Service Form W-8BEN or appropriate substitute to us or our agent.

Distributions on Common Stock

Dividends paid to a non-U.S. holder on our common stock generally will be subject to United States withholding tax at a gross rate of 30%, subject to an exemption or reduction under an applicable income tax treaty, unless the dividends are effectively connected with the conduct by the non-U.S. holder of a United States trade or business, as described under the heading “—United States Trade or Business” below.

Non-U.S. holders should consult applicable income tax treaties, which may provide reduced rates of or an exemption from United States federal withholding tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim a reduction of or exemption from withholding tax pursuant to the applicable income tax treaties. A non-U.S. holder may meet the certification requirements under this paragraph by providing an Internal Revenue Service Form W-8BEN or appropriate substitute to us or our agent.

Conversion Rate Adjustments

As discussed above, an adjustment to the conversion rate of the Debentures could possibly give rise to a deemed distribution to holders of Debentures that is treated as a dividend for United States federal income tax purposes. See “—U.S. Holders—Conversion Rate Adjustments” above for more information. With respect to non-U.S. holders, any such dividends generally would be subject to the rules described under the heading “—Distributions on Common Stock” above, in respect of United States federal withholding tax. It is possible that United States federal withholding tax on the constructive distributions would be withheld from amounts paid to a non-U.S. holder on the Debentures.

Sale or Other Taxable Disposition of Common Stock

A non-U.S. holder generally will not be subject to United States federal income or withholding tax on gain realized on a sale or other disposition of our common stock received upon a conversion of Debentures unless generally:

•	the gain is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States (and, in the case of an applicable income tax treaty, is attributable to a permanent establishment of such non-U.S. holder);

•	in the case of a non-U.S. holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the tax year of the disposition and certain other conditions are met; or

•	the non-U.S. holder is a 5% stockholder as defined under the heading “—Payments on the Debentures” above.

Non-U.S. holders who are or may become 5% stockholders are strongly encouraged to consult their tax advisors with respect to the United States tax consequences of the ownership and disposition of our common stock.

United States Trade or Business

For purposes of the discussion below, income or gain is generally considered United States trade or business income if such income or gain is:

•	effectively connected with the conduct by the non-U.S. holder of a United States trade or business; or

•	in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the United States.

If a non-U.S. holder of a Debenture or our common stock is engaged in a trade or business in the United States, and if payments on a Debenture, dividends paid on our common stock or gain on the disposition of a Debenture or our common stock is United States trade or business income, then the non-U.S. holder generally will be taxed in the same manner as a U.S. holder. See “—U.S. Holders” above. Non-U.S. holders will be required to provide a properly executed Internal Revenue Service Form W-8ECI, or any successor form, to claim any available exemption from withholding tax.

Non-U.S. holders should consult applicable income tax treaties, which may provide reduced rates of or an exemption from United States federal income tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim a reduction of or exemption from income tax pursuant to the applicable income tax treaties.

Corporate non-U.S. holders with income that is effectively connected with the conduct of a trade or business within the United States may also be subject to an additional “branch profits” tax at a gross rate of 30% on their effectively connected income, subject to exemption or reduction by an applicable income tax treaty.

Backup Withholding and Information Reporting

U.S. Holders

Certain non-exempt U.S. holders will be subject to information reporting in respect of any payments we may make on the Debentures or our common stock received upon the conversion of the Debentures, including any deemed payment upon issuance of our common stock pursuant to a conversion of the Debentures, the proceeds of the sale or other disposition of the Debentures or our common stock or any dividends on our common stock. In addition, backup withholding may apply, currently at a rate of 28%, unless the U.S. holder supplies a taxpayer identification number and other information, certified under penalties of perjury, or otherwise establishes, in the manner prescribed by applicable law, an exemption from backup withholding. Amounts withheld under the backup withholding rules are allowable as a refund or a credit against the U.S. holder’s federal income tax upon furnishing the required information on a timely basis to the Internal Revenue Service.

Non-U.S. Holders

We will, where required, report to non-U.S. holders and to the Internal Revenue Service the amount of any principal, interest and dividends, if any, paid on the Debentures or our common stock. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.

Treasury Regulations provide that backup withholding, currently at a rate of 28%, will not apply to payments of interest or dividends with respect to which either the requisite certification that the non-U.S. holder is not a United States person for United States federal income tax purposes, as described above, has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge or reason to know that the non-U.S. holder is a United States person for United States federal income tax purposes that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Under the Treasury Regulations, payments on the sale or other disposition of Debentures or our common stock effected through a foreign office of a broker to an offshore account maintained by a non-U.S. holder are generally not subject to information reporting or backup withholding. However, if the broker is a United States person, a “controlled foreign corporation,” a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with significant United States ownership or a United States branch of a foreign bank or insurance company, then information reporting will be required, unless the broker has documentary evidence in its records that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has neither actual knowledge nor a reason to know that the beneficial owner is not entitled to an exemption. Backup withholding will apply if the sale or other disposition is subject to information reporting and the broker has actual knowledge or reason to know that the beneficial owner is a United States person that is not an exempt recipient.

Information reporting and backup withholding will apply to payments effected at a United States office of any United States or foreign broker, unless the broker has documentary evidence in its records that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has no actual knowledge or reason to know that the beneficial owner is not entitled to an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from payments to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

The preceding discussion of certain material federal income tax consequences of the acquisition, ownership, conversion and disposition of the Debentures or our common stock is for general information only and is not tax or legal advice. Accordingly, investors are urged to consult their own tax advisors as to the particular tax consequences to them of purchasing, holding, converting and disposing of Debentures and, where applicable, our common stock, including the applicability and effect of any federal, state, local or non-United States tax laws and of any proposed changes in applicable law.

PLAN OF DISTRIBUTION

The selling securityholders, or their transferees, donees, pledgees or others on their behalf, will be offering and selling all of the securities offered and sold under this prospectus. We will not receive any of the proceeds from the offering of the Debentures or the shares of common stock by the selling securityholders. In connection with the initial offering of the Debentures, we entered into a registration rights agreement dated November 1, 2004, with the initial purchasers of the Debentures. Pursuant to that agreement we are registering the Debentures and shares of common stock covered by this prospectus to permit holders to conduct public secondary sales of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the Debentures and the shares of common stock covered by this prospectus. Selling securityholders may also resell all or a portion of their Debentures or their common stock in reliance upon Rule 144 or Rule 144A under the Securities Act or any other available exemption, provided they meet the criteria and conform to the requirements of one of these rules.

The selling securityholders may sell all or a portion of the Debentures and shares of common stock beneficially owned by them and offered hereby from time to time:

•	directly;

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or from the purchasers of the Debentures and shares of common stock for whom they may act as agent;

•	through the pledge of Debentures or shares of common stock as security for any loans or obligations, including pledges to brokers or dealers who may from time to time effect distributions of the Debentures or shares of common stock or other interests in the Debentures or shares of common stock;

•	through purchases by a broker or dealer as principal and resales by such broker or dealer for its own account pursuant to this prospectus;

•	through block trades in which the broker or dealer so engaged will attempt to sell the Debentures or shares of common stock as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

•	through exchange distributions in accordance with the rules of the applicable exchange; or

•	in any combination of one or more of these methods.

The Debentures and the shares of common stock may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the Debentures or shares of common stock offered by them hereby will be the purchase price of the Debentures or shares of common stock less discounts and commissions, if any.

The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the Debentures or shares of common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the shares of common stock;

•	in the over–the–counter market; or

•	in transactions otherwise than on such exchanges or services or in the over–the–counter market.

These transactions may include crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

The Debentures are recently issued securities for which there is no active trading market. The initial purchasers have made a market in the Debentures. The initial purchasers may, however, discontinue this market making at any time at the sole discretion of the initial purchasers. Accordingly, we cannot assure the liquidity of, or trading market for, the Debentures.

We do not intend to apply for listing of the Debentures on any securities exchange or for inclusion of the Debentures in any automated quotation system. The Debentures are designated in the PORTAL market.

CERTAIN LEGAL MATTERS

Jones Day has passed upon the validity of the offered securities.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated into this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2004, as amended, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which audit report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003), which are incorporated herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2005 and 2004 and June 30, 2005 and 2004, which is incorporated herein, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 (as amended) and June 30, 2005 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because these reports are not “reports” or “parts” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

RESERVE ENGINEERS

Certain information contained in this prospectus and the documents we incorporate by reference regarding estimated quantities of natural gas and crude oil reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Schlumberger Data and Consulting Services, Netherland, Sewell & Associates, Inc. and LaRoche Petroleum Consultants, Ltd. All of such information has been included in or incorporated into this prospectus by reference in reliance upon the authority of these firms as experts in such matters.

$150,000,000

Quicksilver Resources Inc.

1.875% Convertible Subordinated Debentures Due 2024

and Shares of Common Stock Issuable

upon Conversion of the Debentures

PROSPECTUS

November 2, 2005

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by this registration statement, other than underwriting discounts and commissions. All of the expenses will be borne by us except as otherwise indicated.

SEC registration fee	$19,884
Fees and expenses of accountants	17,000
Fees and expenses of legal counsel	100,000
Printing and engraving expenses	18,000
Miscellaneous expenses	5,000

TOTAL	$159,884

Item 15. Indemnification of Directors and Officers.

We are incorporated in Delaware. Under Section 145 of the Delaware General Corporation Law (the “DGCL”), a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses and liabilities incurred in any such action, suit or proceedings so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of such corporation, and with respect to any criminal action if they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate. A Delaware corporation also has the power to purchase and maintain insurance for such persons. Our amended and restated certificate of incorporation and bylaws provide for indemnification of directors and officers to the fullest extent permitted by Section 145 of the DGCL. We have also entered into indemnification agreements with our directors and officers that provide them with indemnification to the fullest extent permitted by Section 145 of the DGCL.

Additionally, we have acquired directors and officers insurance which includes coverage for liability under the federal securities laws.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation contains such a provision.

The above discussion of our amended and restated certificate of incorporation, bylaws, indemnification agreements and Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such amended and restated certificate of incorporation, bylaws, indemnification agreements and statutes.

Item 16. Exhibits.

The following documents are filed as exhibits to this registration statement, including those exhibits incorporated herein by reference to one of our prior filings under the Securities Act or the Securities Exchange Act as indicated in parentheses:

Exhibit No.	Sequential Description

4.1	Indenture, dated as of November 1, 2004, between Quicksilver Resources Inc. and JPMorgan Chase Bank (filed as Exhibit 4.1 to our Form 8-K filed November 1, 2004 and included herein by reference).

4.2	Rights Agreement, dated as of March 11, 2003, between Quicksilver Resources Inc. and Mellon Investor Services LLC, as Rights Agent (filed as Exhibit 4.1 to our Form 8-A filed March 14, 2003 and included herein by reference).

**5.1	Opinion of Jones Day as to the validity of the securities being registered.

**8.1	Opinion of Jones Day as to Certain United States Federal Income Tax Considerations.

**12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

*15.1	Awareness Letter of Deloitte & Touche LLP dated November 1, 2005.

*23.1	Consent of Deloitte & Touche LLP.

**23.2	Consent of Jones Day.

*23.3	Consent of Schlumberger Data and Consulting Services.

*23.4	Consent of Netherland Sewell & Associates, Inc.

*23.5	Consent of LaRoche Petroleum Consultants, Ltd.

**24.1	Powers of Attorney for certain directors and officers.

*24.2	Power of Attorney for Philip W. Cook.

**25.1	Form of T-1 Statement of Eligibility of the Trustee under the Indenture.

*	Filed herewith.
**	Previously filed.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§ 239.11 of this chapter) or Form S-3 (§ 239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on November 2, 2005.

QUICKSILVER RESOURCES INC.

By:	/s/ GLENN DARDEN
Glenn Darden President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title

* Thomas F. Darden	Chairman of the Board and Director	November 2, 2005

/s/ GLENN DARDEN Glenn Darden	President, Chief Executive Officer and Director	November 2, 2005

* Philip W. Cook	Senior Vice President – Chief Financial Officer	November 2, 2005

* D. Wayne Blair	Vice President and Controller	November 2, 2005

* Steven M. Morris	Director	November 2, 2005

* Anne Darden Self	Director	November 2, 2005

* W. Yandell Rogers, III	Director	November 2, 2005

* Mark J. Warner	Director	November 2, 2005

*	The undersigned, by signing his name hereto, signs and executes this registration statement pursuant to the Powers of Attorney executed by the above-named officers and directors and filed with the Securities and Exchange Commission.

By:	/s/ GLENN DARDEN
Glenn Darden Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Sequential Description

4.1	Indenture, dated as of November 1, 2004, between Quicksilver Resources Inc. and JPMorgan Chase Bank (filed as Exhibit 4.1 to our Form 8-K filed November 1, 2004 and included herein by reference).

4.2	Rights Agreement, dated as of March 11, 2003, between Quicksilver Resources Inc. and Mellon Investor Services LLC, as Rights Agent (filed as Exhibit 4.1 to our Form 8-A filed March 14, 2003 and included herein by reference).

**5.1	Opinion of Jones Day as to the validity of the securities being registered.

**8.1	Opinion of Jones Day as to Certain United States Federal Income Tax Considerations.

**12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

*15.1	Awareness Letter of Deloitte & Touche LLP dated November 1, 2005.

*23.1	Consent of Deloitte & Touche LLP.

**23.2	Consent of Jones Day.

*23.3	Consent of Schlumberger Data and Consulting Services.

*23.4	Consent of Netherland Sewell & Associates, Inc.

*23.5	Consent of LaRoche Petroleum Consultants, Ltd.

**24.1	Powers of Attorney for certain directors and officers.

*24.2	Power of Attorney for Philip W. Cook.

**25.1	Form of T-1 Statement of Eligibility of the Trustee under the Indenture.

*	Filed herewith.
**	Previously filed.